THE **Scotts Miracle-Gro** COMPANY

2007 Annual Report



IT'S GRO TIME

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

RECD S.E.C.
DEC 2 1 2007
1086



IT'S GRO TIME

For 140 years, ScottsMiracle-Gro has been helping our consumers create and enjoy healthy lawns and beautiful gardens. From our humble beginning in 1868, we have grown into the global leader in the $8 billion consumer lawn and garden market.

And we believe the best is yet to come.

If there's one thing we know for sure, it's that everything seems just a little bit better in the backyard. Our new rallying cry for consumers – "It's Gro Time" – will be a cornerstone of our marketing efforts in 2008 as we tell consumers to go outside, get their hands dirty and discover the wonders that only a garden can provide.

The Scotts Miracle-Gro Company
(In millions, except per share data)

	2007	2006
Net sales	$ 2,871.8	$ 2,697.1
Cost of sales	1,867.3	1,741.2
Gross profit	1,004.5	955.9
Operating expenses, net	689.4	627.7
Impairment and other charges	38.0	75.7
Income from operations	277.1	252.5
Costs related to refinancings	18.3	
Interest expense	76.7	39.6
Income before taxes	188.1	212.9
Income tax expense	74.7	80.2
Net income	113.4	132.7
Diluted net income per share	$ 1.69	$ 1.94
Adjusted net income*	$ 158.8	$ 181.9
Adjusted diluted net income per share*	$ 2.37	$ 2.62
Adjusted EBITDA*	$ 382.6	$ 385.9

*Excludes restructuring, impairment and other non-recurring charges

Net Sales $2.87 Billion





DEAR FELLOW SHAREHOLDER,

Over my career, I've come to appreciate that there are many ways to measure success. While fiscal 2007 was the most challenging year I recall during my 20 years in the lawn and garden industry, it was still a successful one for The Scotts Miracle-Gro Company.

- Our core North American consumer business reported record sales in the face of poor weather conditions throughout much of the lawn and garden season.
- We improved our market share in the U.S. despite the pressures faced by consumers from higher fuel prices and a troubled housing market.
- Our International consumer business gained market share, reporting 15 percent sales growth and a 23 percent improvement in profitability.
- Company-wide inventory decreased despite lower than expected sales, higher commodity costs and the unfavorable impact from foreign exchange rates.
- Free cash flow of $193 million *exceeded* our original forecasts as we maintained tight controls on capital throughout the year.
- Shareholders were paid a special one-time dividend of $8.00 per share, and we repurchased approximately $250 million of our stock after we recapitalized the Company.

With all of these positives, the truth remains that fiscal 2007 was not what we had hoped. Entering the year, we expected operating income to increase 8 to 10 percent and net income to be in line with 2006 levels as we absorbed higher interest expenses associated with our recapitalization. Halfway through the year, consumer purchases of our products had increased 13 percent, and we were on track to meet or exceed these goals. But unseasonable weather in April – our largest and most profitable month – caused consumer purchases to fall 19 percent during the month. We were left with a challenge simply too large to overcome.

Although our adjusted net income of $158.8 million, or $2.37 per share, was lower than we had expected, it was in line with the revised financial guidance we provided investors midway through the season. In a season in which our industry was beset with challenges beyond our control, we quickly developed an action plan that kept our retailers *and* consumers engaged in the business. In turn, we met our revised goals and outperformed the competition.

I can say with confidence that our 2007 results were the best we could deliver. And I'm encouraged that we enter fiscal 2008 with continued confidence about our future.

As we look ahead, we will manage this business much like a gardener tends to her plants. A successful gardener knows she must prepare the soil, plant high-quality seeds, protect the seed from pests and then provide her plant with the right amount of nutrients. Indeed, the successful gardener knows that the plant – even when healthy – needs to be nurtured.

ScottsMiracle-Gro is a strong, growing and healthy company. And the lawn and garden industry remains one of the most attractive consumer categories. In 2008, we will make investments that we believe will provide the nourishment that our Company – and the category – needs to remain healthy and growing for years to come.



These are among the initiatives we plan to undertake in 2008:

- A planned 11 percent increase in the investment we make to support our North American sales force is expected to strengthen an already clear competitive advantage. With nearly 2,000 associates in the field during the peak of the lawn and garden season, we provide unrivaled support to our retail partners. By further investing in our sales force, we can help our retail partners even better manage their inventory and maximize the productivity of the lawn and garden departments while providing a better experience for our consumers.

- Efforts to expand our relationship with the consumer also will be evident in 2008 as we increase our investment in marketing and consumer-focused promotions by 14 percent. We will begin to shift our advertising mix and invest more heavily in radio and print media. We also are launching a state-of-the-art Web site and creating a premier online community for gardeners. Additionally, we will increase our integrated promotional activities, while also strengthening our efforts in NASCAR and other non-traditional ways of promoting our brands.

- We will launch a two-year project to upgrade our technology platform and provide more globally uniform processes. The program also will help us better manage our human capital and become more efficient at managing our treasury and cash flow needs. Since 2001, our investments in technology have paid back rapidly as we have leveraged these investments to reduce our cost structure and dramatically improve our customer service levels.

- A pilot program in the southeastern U.S. will help us determine whether we should create a more regionalized manufacturing and distribution footprint. As commodity prices have surged, we have navigated those challenges with price increases and cost reductions elsewhere. However, the current macroeconomic environment, along with the future growth needs of the business, now require us to explore changes in our supply chain. While this investment is unlikely to have a tangible financial return in the short-term, it will help us answer critical questions to drive further supply chain improvements.



When we combine these investments with the impact of our recapitalization and appropriately conservative growth assumptions in the current macroeconomic environment, we expect earnings per share in fiscal 2008 to be in line with 2007 levels. We expect to deliver solid top line growth in 2008 with improvements in gross margin rates, which will fund additional investments in the business, as well as the higher interest expense from our recapitalization. On a pro-forma basis, which adjusts for the year-over-year impact of our recapitalization, we expect earnings per share to increase by up to 8 percent.

There are few who will argue the unique strengths of our business. Our market-leading brands and our ability to leverage investments in our infrastructure have provided us with a sustainable competitive advantage that provides a platform for continued success. Our core businesses remain strong – both in the U.S. and Europe – and we remain encouraged by the opportunities offered by both Scotts LawnService® and Smith & Hawken®.

We see fiscal 2008 as a strategic opportunity for us to nurture our business. Our largest competitors are facing significant challenges, and our retail partners are taking a conservative near-term approach to their businesses. By making additional investments in our business now, we believe we can further improve our position in the market, enhance our infrastructure and further strengthen our relationship with our retail partners. In other words, we will be even better positioned for long-term growth.

Since ScottsMiracle-Gro was launched by shopkeeper O.M. Scott in 1868, we have been the market leader. And as stewards of a business that celebrates its 140th anniversary this year, we recognize the need to continue nurturing our business for continued long-term success. And I'm confident that we'll finish fiscal 2008 in an even better position than when we entered.

While we define our competitive strengths as our brands, our supply chain and our relationships with consumers and retailers, it is really the *people* at ScottsMiracle-Gro who account for our success. We have one of the deepest and most talented teams of any consumer products company, and I'm proud of their commitment to excellence.

Indeed, like the gardener tending to her plants, each of us at ScottsMiracle-Gro remains optimistic that the seeds our Company has planted will continue to grow and prosper. Our team has a proven history of being good stewards of this business and focused on driving long-term shareholder value. That commitment will serve us well as we continue to look forward to leveraging the growth opportunities that lie ahead.

Sincerely,

Jim Hagedorn

Jim Hagedorn
President, Chief Executive Officer
and Chairman of the Board
The Scotts Miracle-Gro Company
December 2007



IT'S GRO TIME

At ScottsMiracle-Gro, we realize that amidst the chaos of everyday life, there is one place where everything – the scents, the sights and the joy of walking barefoot – seems just a little bit better: The backyard.

And in backyards across the United States and Europe, our commitment to innovation has made it easier for homeowners to enjoy a healthy lawn or beautiful garden. Across our portfolio of brands, we have created solutions that allow homeowners to spend less time *working* in the backyard and more time *enjoying* it.

By leveraging our core competitive advantages – our brands, sales force, supply chain and commitment to innovation – we have continued to gain market share in the overall lawn and garden category. And we expect our pipeline of innovation to continue driving growth and strengthening our relationship with homeowners.

Over the past five years, ScottsMiracle-Gro sales have increased at a compounded average rate of 10 percent. Adjusted net income has grown at a compounded average rate of 9 percent, and the Company has generated free cash flow of about $1 billion. It's little wonder that during that time, shareholders have enjoyed a total return of 145 percent.

When we say, "It's Gro Time," it's far more than a call for consumers to go outside and garden. It's also a reminder of our constant commitment to enhancing shareholder value.

The introduction of Heat-Tolerant Blue™ is consistent with our century of grass seed innovation. This new brand has quickly emerged as a market leader in southern markets where heat and drought provide unique challenges to growing a healthy lawn.



Lawns: An ongoing commitment to innovation

Our consumer Lawns business, which had sales of nearly $700 million in the U.S. last year, also celebrated its 100th anniversary in fiscal 2007 by once again demonstrating the power of our industry-leading innovation efforts. The introduction of Bonus® S Max™ resulted in consumer purchases of our products in this segment of the lawn fertilizer category growing by 15 percent during the year.

More innovation is on the horizon. In fiscal 2008, we will introduce the new Water Smart™ Formula of Scotts® Turf Builder®. By educating homeowners that a lawn fed with Turf Builder® not only will be healthier, but will require less water, we are confident in our ability to continue to grow this important category of our business, which remains our largest and most profitable.



Making it easier for homeowners to enjoy the benefits of a healthy and weed-free lawn will continue to be the focus of our innovation efforts. Our Research & Development team – working in conjunction with our sales and marketing leaders – are focused on improving the consumer experience in this category. Specifically, our goal is to create lawn fertilizer products that are easier to buy, easier to use and easier to store.

The heritage of ScottsMiracle-Gro, however, starts with grass seed. In recent years, the introduction of Heat-Tolerant Blue™ – a bluegrass variety specifically designed for warmer climates – has performed well and gained market share. We will continue to focus on developing even more innovative varieties of turf that are more drought tolerant, grow more slowly and are easier to maintain.



Dan Paradiso

Senior Vice President, Lawns

"Making lawn care easier is critical to our ongoing success. We are focused on bringing game-changing improvements to this category in the years to come."

Percentage Increase in U.S. Consumer Purchases – Fertilizers



Driving growth with Bonus® S Max™

Challenge

Giving homeowners more time to enjoy their lawn instead of constantly working on keeping it healthy is a key goal. This challenge is especially true in the southeastern U.S. where the combination of heat, drought and insect damage can be severe.

Solution

Turf Builder® with Bonus® S Max™ is the first product ever that allows homeowners to simultaneously feed their lawn, eliminate weeds and protect their family and pets from fire ants and other biting insects.

Result

Consumer purchases of ScottsMiracle-Gro products in this segment of the lawn fertilizer category improved 15 percent in fiscal 2007 and allowed us to continue improving our market share position in these critical markets.





By creating products like Bonus® S Max™, which reduces the amount of time homeowners need to spend in maintaining a healthy lawn, our lawn fertilizer business has continued to evolve as a market leader.

Ease of use is key for Miracle-Gro® LiquaFeed®

Percentage Increase in U.S. Consumer Purchases – Potting Soils



Challenge

While homeowners have always understood the importance of watering their gardens, too few understood that feeding them was equally important. As a result, many homeowners routinely underfed their plants and, therefore, didn't get the type of garden they desired.

Solution

Miracle-Gro® LiquaFeed® has made it easier than ever for homeowners to feed and water their plants simultaneously without having to mix or measure anything. It's really as simple as attaching the LiquaFeed® applicator to the end of a garden hose.

Result

LiquaFeed® became the first new product in our portfolio to be introduced in both the U.S. and Europe and had combined first-year sales exceeding $50 million. And in both markets, it was the Company's most successful new product launch ever. Still in its infancy, LiquaFeed® is expected to grow sales in the plant food category for years to come.





Miracle-Gro® LiquaFeed® has quickly become the industry's most successful innovation ever. The ability to water and feed plants simultaneously is a benefit that has great appeal to gardeners in both the U.S. and Europe.

Gardens: A beautiful landscape is easier than ever

The emotional benefits of a beautiful garden and landscape are undisputed, and our goal at ScottsMiracle-Gro is to make it easier for homeowners to enjoy them.

Throughout the last decade, the innovations in our soils and potting mixes have made gardening easier than ever and made this the fastest-growing business in our worldwide portfolio. U.S. consumer purchases of Miracle-Gro® Moisture Control® Potting Mix – which was introduced in 2001 – grew by *another* 45 percent in fiscal 2007. Over the past five years, our total U.S. growing media portfolio has grown at an annual compounded rate of 9.1 percent.

In Europe, we are beginning to see strong consumer acceptance of Miracle-Gro®-branded growing media products, with purchases up nearly 24 percent in 2007.

We've also made it easier for homeowners to create landscape beds that remain beautiful all summer. Scotts® Nature Scapes® mulch, which is designed to maintain its color all season long, has become the fastest-growing product in this category. Consumer purchases of Natures Scapes® have grown at an annual compounded rate of nearly 60 percent since its introduction in 2002, including a 66 percent increase in 2007.

Successes like these are why our combined Growing Media segment is likely to become our largest and most profitable category within a few years. In fiscal 2007, sales of Growing Media products in the U.S. alone exceeded $500 million for the first time.

Miracle-Gro® Moisture Control® Potting Mix has helped drive consistent double-digit growth in the Growing Media category. This innovative product makes it easier than ever for gardeners to be successful in their container gardening projects.





Ortho® Weed-B-Gon Max® is the industry's best-selling product for spot control of weeds. The addition of crabgrass control in fiscal 2007 helped to increase consumer purchases of Weed-B-Gon Max® by 9 percent.

Home Protection: Who needs weeds and pesky bugs?

Consumers are crystal clear regarding their feelings about unwanted pests in their lawn and home. They want them eliminated.

By developing innovative solutions to meet that need, ScottsMiracle-Gro has led the industry for the past several years. In our insect control business, we continue to enjoy success with Ortho® Home Defense®, a product that can be used inside the home and around the perimeter, which has grown 16 percent since 2005. Ortho® Bug-B-Gon Max®, which is used on the lawn, has grown 11 percent over that same period.

Innovation is a major focus in both the U.S. and in Europe. Our Celaflor® brand in Europe had strong growth in fiscal 2007, as we expanded our product offering to provide the consumer with more natural and organic solutions, an initiative we will expand worldwide.

The Controls business also is focused on allowing homeowners to eliminate unwanted weeds from the lawn or hard surfaces like patios and driveways. For lawn care, Ortho® Weed-B-Gon Max® Plus Crabgrass Control was an industry-leading innovation that led to 9 percent growth in fiscal 2007.

The introduction of Roundup® Pump 'N Go™ in fiscal 2008 also is expected to result in strong growth. Roundup® Pump 'N Go™ will allow homeowners to control weeds on hard surfaces or landscape beds with a ready-to-use solution that has the continuous spraying action of a tank sprayer. The innovative application device eliminates the need for self-mixing concentrated products with water.



Ortho® Home Defense®: A professional grade solution

Challenge

Consumers are universal in their disdain for insects inside their home. However, they are often unsure how to go about controlling the bugs and believe the only way to eliminate the problem is by hiring an expensive professional exterminator.

Solution

Ortho® Home Defense® provides an easy-to-use solution that consumers can safely use **inside** their home and around the perimeter to create a long-lasting barrier to bugs. Our patented Pull 'N Spray® application device makes it easy to apply the product in the right place and keep pests out of the house for an **entire** year.

Result

Consumer purchases of Home Defense® have grown an average of 13 percent in the past two years and continue to be one of the fastest-growing segments of our Home Protection portfolio. There are more innovative Home Defense® products on the way, making us confident in the continued growth of the Home Protection category.

Tim Portland

Senior Vice President, Controls

"Reducing consumer confusion and continuing to innovate will pave the way for continued success in Controls and generate exciting growth opportunities for the future."



Percentage Increase in U.S. Consumer Purchases – Weed Control







Consumer purchases of Ortho® Home Defense® Max® have increased by 13 percent over the past two years. This easy-to-use product and exclusive formulation provide homeowners a professional result with a do-it-yourself solution.








Making it easier to spend time in the garden

Challenge

The physical, emotional and spiritual benefits of gardening are well documented. However, with today's hectic lifestyles, consumers sometimes need a nudge as they don't always make time in their busy schedules to go outside and create a beautiful world.

Solution

It's Gro Time,™ *launching in March 2008, is a fully integrated marketing program that will give consumers new reasons to spend quality time in their garden. The campaign will feature the Miracle-Gro® brand portfolio including plant food and growing media products.*

Result

Through consistent advertising of our effective and easy-to-use products, we have earned the trust of consumers. ***It's Gro Time*** *will remind consumers what they love about Miracle-Gro® and inspire them to rejuvenate body and soul by being in the garden.*

Our industry-leading e-mail reminder service helps millions of homeowners remember when it's time to feed their lawn, apply pest control products and even when to plant their flower beds.



Jan Valentic

Senior Vice President, Marketing Services

"By putting the consumer at the center of all we do and unlocking the power of our ***entire*** *brand portfolio through integrated marketing efforts, we will better leverage our investments and drive our growth."*







Creating online communities that allow gardeners to interact with each other will be a key component of our improved Web site.

Marketing: Strengthening the consumer relationship

There are few companies that have enjoyed a century-long relationship with consumers. ScottsMiracle-Gro has leveraged our market-leading brands – both in the U.S. and Europe – to continue to build upon our relationship with the consumer and drive our continued success.

Our brands have been trusted by generations in large part because of our track record of providing innovative products to meet consumer needs. Plus, we respond to consumers' needs for expertise and information about their lawns and gardens. Our e-mail reminder service, toll-free helpline, in-store counselors, LawnPro® mailer and the LawnCare® magazine – which was first published in 1928 – provide useful tips to more than 10 million consumers a year.

But we know that in today's fast-moving information age, ScottsMiracle-Gro must find increasingly relevant ways to build upon its relationship with the consumer.

We will launch several new campaigns in fiscal 2008 delivering unique reasons to spend time in the yard using our products. While television advertising will remain critical in driving demand for our brands, we will more aggressively use radio and promotions with 'call-to-action' messaging that runs in concert with good weather conditions for being outdoors.

We are most enthused about the launch of an all-new industry-leading Web site, ***www.scotts.com***, which will provide consumers a single go-to resource for all things lawn and garden – for education, inspiration, quick answers and community. Our goal is to create the online destination for everyone interested in getting the maximum enjoyment from their yard.



Scotts LawnService® remains the fastest growing segment of our business with a 12 percent improvement in revenue during fiscal 2007. By continuing to focus on being a true partner with homeowners, we are confident in the future growth and success of this business.

Scotts LawnService®: A partner in creating a healthy lawn

For a growing number of homeowners, a do-it-for-me solution to lawn care is more attractive than ever. Over the past decade, Scotts LawnService® has quickly emerged as an industry leader in this $5 billion category, as we have combined the power of the Scotts® brand with a commitment to service excellence.

In fiscal 2007, Scotts LawnService® grew by 12 percent and gross margins improved, as we continue to leverage our infrastructure and as more homeowners opt for value-added services in our "good, better, best" menu of services. As this business rapidly approaches 500,000 customers in its network of 158 locations, we are proud that our customer retention rate of 70 percent remains significantly better than our largest competitor.

We believe the key to continued success in this business is straightforward. We want homeowners to view Scotts LawnService® as a trusted partner, not just another service provider. That means we must communicate with them more often and remain committed to providing a healthy and weed-free lawn that serves as a backyard playground for their family and pets.

The launch of an improved consumer Web site in fiscal 2007 was just one indication of the steps we are taking to strengthen the relationship with our customers. In fiscal 2008, we will continue to improve our product offerings and implement a program that helps us replicate the performance of our most successful locations.

Smith & Hawken® has become synonymous with outdoor living and a garden-inspired lifestyle. ScottsMiracle-Gro recognizes that consumers want to create an extension of their living space to the outdoors and will continue to tap into this area with the strong Smith & Hawken® brand.



Smith & Hawken®: The gold standard in outdoor living

For ScottsMiracle-Gro, our commitment to helping consumers enjoy the backyard goes well beyond helping them create a healthy lawn or beautiful garden. We're also committed to helping them make the backyard the best "room" in their house.

Our Smith & Hawken® business continues to provide consumers with the industry's best solutions for outdoor living. Consumer purchases of our core patio furniture products increased by 15 percent in fiscal 2007 and was a key reason that same store sales in our retail business improved by 7 percent for the year. During the peak of the outdoor living season – from May through September – same store sales improved by 14 percent.

Returning to our heritage as a gardening company also was key to Smith & Hawken's growth during the year. Sales of gardening products increased 10 percent in fiscal 2007 and will continue to be a focus for this business going forward. The gardening theme will continue to be central in merchandising for Smith & Hawken® stores in fiscal 2008 and also will be a focus of our catalog and Internet business.

Looking ahead, we are committed to building upon the strength of the Smith & Hawken® brand. We are beginning to explore plans for a line of Smith & Hawken® branded products for wholesale, which we believe will have significant appeal to our consumers and retail partners.

Providing gardeners with products and tools to help them achieve their landscaping objectives is important to ScottsMiracle-Gro. Smith & Hawken® branded products are the benchmark for superior quality and excellence.



Leadership Team

Jim Hagedorn
President, Chief Executive Officer
and Chairman of the Board
Joined the Company in 1995

Dave Evans
Executive Vice President,
Chief Financial Officer
Joined the Company in 1993

Claude Lopez
Executive Vice President, International,
and Chief Marketing Officer
Joined the Company in 2001

Barry Sanders
Executive Vice President, North America,
Scotts LawnService and Smith & Hawken
Joined the Company in 2001

Denise Stump
Executive Vice President,
Global Human Resources
Joined the Company in 2000

Vince Brockman
Senior Vice President, Ethics &
Compliance, and Interim General Counsel
Joined the Company in 2002

Felix Carbullido
Senior Vice President, Smith & Hawken
Joined the Company in 2006

Peter Korda
Vice President, Scotts LawnService
Joined the Company in 2004

Brian Kura
Senior Vice President, North America Sales
Joined the Company in 1997

Mike Lukemire
Senior Vice President,
Global Technologies & Operations
Joined the Company in 1996

Dan Paradiso
Senior Vice President, Lawns
Joined the Company in 1996

Tim Portland
Senior Vice President, Controls
Joined the Company in 1999

Jan Valentic
Senior Vice President,
North America Marketing Services
Joined the Company in 2007



Board of Directors

Mark R. Baker
President, Chief Executive Officer
and Director,
Gander Mountain Company
Outdoor retailer
Chair of Governance & Nominating Committee and
Member of Compensation & Organization Committee
Board member since 2004

Gordon F. Brunner
Chief Technology Officer (retired),
The Procter & Gamble Company
Manufacturer of family, personal and
household care products
Chair of Innovation & Technology Committee and
Member of Governance & Nominating Committee
Board member since 2003

Arnold W. Donald
President and Chief Executive Officer,
Juvenile Diabetes Research Foundation
International
Funding for diabetes research
Chair of Compensation & Organization Committee
Board member since 2000

Joseph P. Flannery
President, Chief Executive Officer
and Chairman of the Board,
Uniroyal Holding, Inc.
Investment management company
Member of Compensation & Organization Committee
and Governance & Nominating Committee
Board member since 1987

James Hagedorn
President, Chief Executive Officer
and Chairman of the Board,
The Scotts Miracle-Gro Company
Board member since 1995

Thomas N. Kelly, Jr.
Former Executive Vice President,
Transition Integration,
Sprint Nextel Corporation
Global communications company
Member of Audit Committee and
Innovation & Technology Committee
Board member since 2006

Katherine Hagedorn Littlefield
Chair,
Hagedorn Partnership, L.P.
Private investment partnership
Member of Finance Committee and
Innovation & Technology Committee
Board member since 2000

Karen G. Mills
President,
MMP Group
Private equity firm,
investor and advisor
Chair of Finance Committee,
Member of Audit Committee
and Lead Independent Director
Board member since 1994

Nancy G. Mistretta
Member,
Russell Reynolds Associates
Executive search firm
Member of Finance Committee
Board member since 2007

Patrick J. Norton
Executive Vice President and
Chief Financial Officer (retired),
The Scotts Company
Member of Finance Committee
Board member since 1998

Stephanie M. Shern
Founder,
Shern Associates LLC
Retail consulting and business
advisory firm
Chair of Audit Committee
Board member since 2003

John S. Shiely
President, Chief Executive Officer
and Chairman of the Board,
Briggs & Stratton Corporation
Manufacturer of outdoor
power equipment
Member of Audit Committee and
Finance Committee
Board member since 2007

THE SCOTTS MIRACLE-GRO COMPANY
2007 FINANCIAL RESULTS

TABLE OF CONTENTS

	Page
Selected Financial Data	18
Reconciliation of Non-GAAP Disclosure Items	20
Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Risk Factors	35
Quantitative and Qualitative Disclosures About Market Risk	39
Consolidated Financial Statements of The Scotts Miracle-Gro Company and Subsidiaries:	
Annual Report of Management on Internal Control Over Financial Reporting	41
Reports of Independent Registered Public Accounting Firm	42
Consolidated Statements of Operations for the fiscal years ended September 30, 2007, 2006 and 2005	44
Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2007, 2006 and 2005	45
Consolidated Balance Sheets at September 30, 2007 and 2006	46
Consolidated Statements of Shareholders' Equity for the fiscal years ended September 30, 2007, 2006 and 2005	47
Notes to Consolidated Financial Statements	48
Governance Documents	87

Five-Year Summary(1)
For the fiscal year ended September 30,
(in millions, except per share amounts)

	2007	2006(2)	2005(2)	2004	2003
OPERATING RESULTS(3):					
Net sales	$2,871.8	$2,697.1	$2,369.3	$2,106.5	$1,941.6
Gross profit	1,004.5	955.9	860.4	792.4	701.7
Income from operations	277.1	252.5	200.9	252.8	231.6
Income from continuing operations (net of tax)	113.4	132.7	100.4	100.5	103.2
Net income	113.4	132.7	100.6	100.9	103.8
Depreciation and amortization	67.5	67.0	67.2	57.7	52.2
FINANCIAL POSITION:					
Working capital	412.7	445.8	301.6	396.7	364.4
Current ratio	1.7	1.9	1.6	1.9	1.8
Property, plant and equipment, net	365.9	367.6	337.0	328.0	338.2
Total assets	2,277.2	2,217.6	2,018.9	2,047.8	2,030.3
Total debt to total book capitalization(4)	70.0%	30.8%	27.7%	41.9%	51.0%
Total debt	1,117.8	481.2	393.5	630.6	757.6
Total shareholders' equity	479.3	1,081.7	1,026.2	874.6	728.2
CASH FLOWS:					
Cash flows from operating activities	246.6	182.4	226.7	214.2	216.1
Investments in property, plant and equipment	54.0	57.0	40.4	35.1	51.8
Investments in acquisitions, including seller note payments	21.4	122.9	84.6	20.5	57.1
PER SHARE DATA:					
Basic earnings per common share	$ 1.74	$ 1.97	$ 1.51	$ 1.56	$ 1.68
Diluted earnings per common share	1.69	1.91	1.47	1.52	1.62
Total cash dividends paid	543.6	33.5	8.6	—	—
Regular cash dividends per share(5)	$ 0.50	$ 0.50	$ 0.125	—	—
Special cash dividend per share(6)	8.00	—	—	—	—
Stock price at year-end(6)	42.75	44.49	43.97	32.08	27.35
Stock price range — High(6)	57.45	50.47	43.97	34.28	28.85
Stock price range — Low(6)	40.57	37.22	30.95	27.63	21.77
OTHER:					
Adjusted EBITDA(7)	382.6	385.9	291.5	310.5	283.8
Interest coverage (Adjusted EBITDA/interest expense)(7)	5.4	9.7	7.0	6.4	4.1
Weighted average common shares outstanding	65.2	67.5	66.8	64.7	61.8
Common shares and dilutive potential common shares used in diluted EPS calculation	67.0	69.4	68.6	66.6	64.3

(1) All common share and per share information presented in the above five-year summary have been adjusted to reflect the 2-for-1 stock split of the common shares which was distributed on November 9, 2005 to shareholders of record on November 2, 2005.

(2) Fiscal 2006 includes Rod McLellan Company, Gutwein & Co., Inc. and certain brands and assets acquired from Turf-Seed, Inc. and Landmark Seed Company from the dates of acquisition. Fiscal 2005 includes Smith & Hawken® from the October 2, 2004 date of acquisition. See further discussion of acquisitions in Note 7 to the Consolidated Financial Statements included elsewhere in this Annual Report.

(3) Operating results includes the following items segregated by accounts impacted on the Consolidated Statements of Operations included with the Consolidated Financial Statements included elsewhere in this Annual Report.

	For the Fiscal Year Ended September 30,				
	2007	2006	2005	2004	2003
Net sales includes the following relating to the Roundup® Marketing Agreement:					
Net commission income (expense)	$41.9	$39.9	$ (5.3)	$28.5	$17.6
Reimbursements associated with the Roundup® Marketing Agreement	47.7	37.6	40.7	40.1	36.3
Deferred contribution charge (see Note 4 to the Consolidated Financial Statements included in this Annual Report)	—	—	(45.7)	—	—
Cost of sales includes:					
Costs associated with the Roundup® Marketing Agreement	47.7	37.6	40.7	40.1	36.3
Restructuring and other charges (income)	—	0.1	(0.3)	0.6	9.1
Selling, general and administrative includes:					
Restructuring and other charges	2.7	9.3	9.8	9.1	8.0
Impairment charges	35.3	66.4	23.4	—	—
Interest expense includes:					
Costs related to refinancings	18.3	—	1.3	45.5	—

(4) The total debt to total book capitalization percentage is calculated by dividing total debt by total debt and shareholders' equity.

(5) The Company began paying a quarterly dividend of 12.5 cents per share in the fourth quarter of fiscal 2005.

(6) The Company paid a special one-time cash dividend of $8.00 per share on March 5, 2007. Stock prices have not been adjusted for this special one-time cash dividend.

(7) Given our significant borrowings, we view our credit facilities as material to our ability to fund operations, particularly in light of our seasonality. Reference should be made to "RISK FACTORS," in this Annual Report for a more complete discussion of risks associated with the Company's debt and our credit facilities and related covenants. Our ability to generate cash flows sufficient to cover our debt service costs is essential to our ability to maintain our borrowing capacity. We believe that Adjusted EBITDA provides additional information for determining our ability to meet debt service requirements. The presentation of Adjusted EBITDA herein is intended to be consistent with the calculation of that measure as required by our borrowing arrangements, and used to calculate a leverage ratio (maximum of 4.75 at September 30, 2007) and an interest coverage ratio (minimum of 2.75 for the year ended September 30, 2007). The Company's leverage ratio was 3.56 at September 30, 2007 and our interest coverage ratio was 5.4 for the year ended September 30, 2007.

In accordance with the terms of our credit facilities, Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, as well as certain other items such as the impact of discontinued operations, the cumulative effect of changes in accounting, costs associated with debt refinancings, and other non-recurring, non-cash items effecting net income. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by accounting principles generally accepted in the United States of America, and Adjusted EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. Interest coverage is calculated as Adjusted EBITDA divided by interest expense excluding costs related to refinancings.

A numeric reconciliation of net income to Adjusted EBITDA is as follows:

	2007	2006	2005	2004	2003
Net income	$ 113.4	$ 132.7	$100.6	$100.9	$ 103.8
Interest	70.7	39.6	41.5	48.8	69.2
Income taxes	74.7	80.2	57.7	58.0	59.2
Deprecation and amortization	67.5	67.0	67.2	57.7	52.2
Impairment, restructuring and other charges	38.0	66.4	23.4	—	—
Discontinued operations	—	—	(0.2)	(0.4)	(0.6)
Costs related to refinancings	18.3	—	1.3	45.5	—
Adjusted EBITDA	$382.6	$385.9	$ 291.5	$ 310.5	$283.8

Reconciliation of Non-GAAP Disclosure Items

This table is part of The Scotts Miracle-Gro Company 2007 Annual Report (the "Annual Report"). The Annual Report includes financial charts and a letter from James Hagedorn, President, Chief Executive Officer and Chairman of the Board, to the shareholders of The Scotts Miracle-Gro Company. Some of the charts and Mr. Hagedorn's letter include non-GAAP financial measures, as defined in SEC Regulation G, of adjusted net income and adjusted diluted earnings per share which exclude costs or gains for discrete projects or transactions. Items excluded during the five-year period ended September 30, 2007 relate to the closure, downsizing or divestiture of certain operations that are apart from and not indicative of the results of operations of the business, costs incurred to refinance the long-term debt of the Company, peat bog income, environmental charges, intangible asset impairment charges, and a deferred contribution charge related to the Roundup® marketing agreement, in each case net of tax. The comparable GAAP measures are reported net income and reported diluted earnings per share. A reconciliation of the GAAP to the non-GAAP measures for the applicable years follows:

The Scotts Miracle-Gro Company

Reconciliation of Non-GAAP Disclosure Items for the Twelve Months Ended September 30, 2007, 2006, 2005, 2004, and 2003 (in millions, except per share data)

	Twelve Months Ended September 30,				
	2007	2006	2005	2004	2003
Net income	$ 113.4	$132.7	$100.6	$100.9	$103.8
Restructuring and other charges, net of tax	1.7	6.1	6.1	6.1	10.9
Debt refinancing charges, net of tax	11.5	—	0.8	28.3	—
Impairment of intangibles, net of tax	32.2	43.1	14.9	—	—
Deferred contribution charge, net of tax	—	—	29.0	—	—
Adjusted net income	$158.8	$181.9	$ 151.4	$ 135.3	$ 114.7
Diluted earnings per share	$ 1.69	$ 1.91	$ 1.47	$ 1.52	$ 1.62
Restructuring and other charges, net of tax	0.03	0.09	0.09	0.09	0.17
Debt refinancing charges, net of tax	0.17	—	0.01	0.42	—
Impairment of intangibles, net of tax	0.48	0.62	0.21	—	—
Deferred contribution charge, net of tax	—	—	0.43	—	—
Adjusted diluted earnings per share	$ 2.37	$ 2.62	$ 2.21	$ 2.03	$ 1.79

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide an understanding of the financial results and condition of The Scotts Miracle-Gro Company ("Scotts Miracle-Gro") and its subsidiaries (collectively, the "Company") by focusing on changes in certain key measures from year to year. Management's Discussion and Analysis ("MD&A") is organized in the following sections:

- Executive summary
- Results of operations
- Management's outlook
- Liquidity and capital resources
- Critical accounting policies and estimates

Executive Summary

We are dedicated to delivering strong, consistent financial results and outstanding shareholder returns by providing consumers with products of superior quality and value to enhance their outdoor living environments. We are a leading manufacturer and marketer of consumer branded products for lawn and garden care and professional horticulture in North America and Europe. We are Monsanto's exclusive agent for the marketing and distribution of consumer Roundup® non-selective herbicide products within the United States and other contractually specified countries. We entered the North America wild bird food category with the acquisition of Gutwein & Co., Inc. ("Gutwein") in November 2005, and the outdoor living category with the acquisition of Smith & Hawken® in October 2004. We have a presence in Australia, the Far East, Latin America and South America. Also, in the United States, we operate the second largest residential lawn service business, Scotts LawnService®. In fiscal 2007, our operations continued to be divided into the following reportable segments: North America, Scotts LawnService®, International, and Corporate & Other. The Corporate & Other segment consists of the Smith & Hawken® business and unallocated corporate general and administrative expenses.

As a leading consumer branded lawn and garden company, we focus our consumer marketing efforts, including advertising and consumer research, on creating consumer demand to pull products through the retail distribution channels. In the past three years, we have spent approximately 5% of our net sales annually on media advertising to support and promote our products and brands. We have applied this consumer marketing focus for a number of years, and believe that we receive a significant return on these marketing expenditures. We expect continued focus on consumer oriented marketing with additional targeted investments in consumer marketing expenditures to continue driving market share and sales growth.

Weather conditions can have an impact on our sales. For instance, periods of wet weather can adversely impact sales of certain products, while increasing demand for other products. During fiscal 2007, our sales were adversely impacted by cold weather during the critical April selling period in North America and by an abnormally dry summer in the southeast United States. We believe that our past acquisitions have somewhat diversified both our product line risk and geographic risk to weather conditions.

	Percent of Net Sales by Quarter		
	2007	2006	2005
First Quarter	9.5%	9.3%	10.4%
Second Quarter	34.6%	33.6%	34.3%
Third Quarter	38.2%	38.9%	38.0%
Fourth Quarter	17.7%	18.2%	17.3%

Due to the nature of our lawn and garden business, significant portions of our shipments occur in the second and third fiscal quarters. Retailers continue to place reliance on our ability to deliver products "in season" when consumer demand is the highest in order to help mitigate the need to carry large seasonal inventories.

Management focuses on a variety of key indicators and operating metrics to monitor the health and performance of our business. These metrics include consumer purchases (point-of-sale data), category growth, market share, net sales (including volume, pricing and foreign exchange), gross profit margin rates, income from operations, net income and earnings per share. To the extent applicable, these measures are evaluated with and without impairment, restructuring and other charges. We also focus on measures to optimize cash flow and return on invested capital, including the management of working capital and capital expenditures.

Our consumer International business was a strength during fiscal 2007 with improved performance in every major market. Over the past several years, we have reorganized and rationalized our European supply chain and increased sales force productivity. Current efforts are focused on improving our competitive position, continuing to reduce supply chain and SG&A costs within this segment, and realigning the organization to better leverage our knowledge of the marketplace and the consumer. We are working towards pan-European category management of our consumer product portfolio. Now that we have shown we can succeed in Europe, we intend to make necessary investments to continue to win with consumers and our retail partners.

We view strategic acquisitions as a means to enhance our strong core businesses, and were successful in completing several such acquisitions during fiscal 2006. Rod McLellan Company ("RMC"), a leading branded producer and marketer of soil and landscape products in the western U.S., was acquired and integrated into our existing Growing Media business. Gutwein, a leader in the growing North America wild bird food category, also was acquired. Gutwein's Morning Song® products are sold at leading mass retailers, grocery, pet and general merchandise stores. This acquisition marked our entry into the wild bird food category that we believe has exciting growth opportunities. Lastly, two additional acquisitions were consummated that have strengthened the Company's overall global position in the turfgrass seed category. First, we acquired certain assets, including brands, turfgrass varieties and intellectual property, from Oregon-based Turf-Seed, Inc. ("Turf-Seed"), a leading producer of quality commercial turfgrasses for the professional seed business. The transaction included a 49% equity interest in Turf-Seed Europe, which distributes Turf-Seed's grass varieties throughout the European Union and other countries in the region. We also acquired certain assets of Oregon-based Landmark Seed Company, a leading producer and distributor of quality professional seed and turfgrasses, including its brands, turfgrass varieties and intellectual property.

Given Scotts Miracle-Gro's strong performance and consistent cash flows, our Board of Directors undertook several actions over the past two years to return cash to our shareholders. We began paying a quarterly cash dividend of 12.5 cents per share in the fourth quarter of fiscal 2005. In fiscal 2006, our Board launched a five-year $500 million share repurchase program pursuant to which we repurchased 2.0 million common shares for $87.9 million during fiscal 2006. Most recently, on December 12, 2006, we launched a recapitalization plan to return $750 million to the Company's shareholders. This plan expanded and accelerated the previously announced five-year $500 million share repurchase program (which was canceled). Pursuant to the recapitalization plan, on February 14, 2007, we completed a modified "Dutch auction" tender offer, resulting in the repurchase of 4.5 million of our common shares for an aggregate purchase price of $245.5 million ($54.50 per share). On February 16, 2007, our Board of Directors declared a special one-time cash dividend of $8.00 per share ($508 million in the aggregate) which was paid on March 5, 2007, to shareholders of record on February 26, 2007.

In order to fund the recapitalization, we entered into new credit facilities effective February 2007, aggregating $2.15 billion and terminated our prior credit facility. As part of this debt restructuring, we also conducted a cash tender offer for all of our outstanding 6⅝% senior subordinated notes in an aggregate principal amount of $200 million. Reference should be made to Note 10 to the Consolidated Financial Statements included in this Annual Report for further information as to the new credit facilities and the repayment and termination of the prior credit facility and the 6⅝% senior subordinated notes.

The actions described above reflect management's confidence in the continued growth of the Company. Strong and consistent cash flows can support the higher levels of debt necessary to finance these actions, as discussed in the Liquidity and Capital Resources section of this MD&A. Even with an increase in borrowings as a result of the fiscal 2007 recapitalization transactions, we believe we will maintain the capacity to pursue targeted, strategic acquisitions that leverage our core competencies.

Results of Operations

The following table sets forth the components of income and expense as a percentage of net sales for the three years ended September 30, 2007:

	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	65.0	64.6	63.7
Gross profit	35.0	35.4	36.3
Operating expenses:			
Selling, general and administrative	24.4	23.6	26.7
Impairment, restructuring and other charges	1.4	2.8	1.4
Other income, net	(0.4)	(0.4)	(0.3)
Income from operations	9.6	9.4	8.5
Costs related to refinancings	0.6	—	0.1
Interest expense	2.5	1.5	1.8
Income before income taxes	6.5	7.9	6.6
Income taxes	2.6	3.0	2.4
Income from continuing operations	3.9	4.9	4.2
Income from discontinued operations	—	—	—
Net income	3.9%	4.9%	4.2%

Net Sales

Consolidated net sales for fiscal 2007 increased 6.3% to $2.87 billion from $2.70 billion in fiscal 2006, while for fiscal 2006, net sales increased 13.8% to $2.70 billion from $2.37 billion in fiscal 2005. Significantly impacting the rate of sales growth in both years were the following items:

	2007	2006
Net sales growth	6.3%	13.8%
Acquisitions	(1.3)	(5.0)
Impact of $45.7 million charge in fiscal 2005 associated with deferred contribution liability under Roundup® Marketing Agreement	—	(1.9)
Foreign exchange rates	(1.6)	0.4
Adjusted net sales growth	3.4%	7.3%

The adjusted net sales increase of 3.4% is reflective of the weather-related challenges we experienced this year in the largest part of our business, the North America segment. Extreme cold and wet weather in April discouraged consumer usage during this key period, and these lost opportunities were not recovered as the weather improved later in the spring. As we moved into the summer, heat and drought for large portions of the country created difficult lawn care conditions discouraging many of our do-it-yourself consumers from investing in their lawns. While we saw strong growth in the gardening category, in our Scotts LawnService® business, and our International segment, the adverse impact of weather on the important North American lawns business overshadowed these successes.

The adjusted net sales growth of 7.3% in fiscal 2006 was driven by strong growth in our North American consumer business and the Scotts LawnService® business. In contrast, a difficult lawn and garden market in Europe during fiscal 2006 contributed to a net sales decline after adjusting for the effect of exchange rates.

Gross Profit

As a percentage of net sales, gross profit was 35.0% of net sales for fiscal 2007 compared to 35.4% for fiscal 2006. This decline in gross profit percent was due to a 90 basis point decline for the North

America segment, due almost entirely to unfavorable product mix. Strong net sales growth in the lower margin wild bird food and growing media businesses, coupled with a net sales decline in our higher margin lawns business, were the drivers behind this decrease. Offsetting this decline in North America were gross profit improvements from Scotts LawnService®, Smith & Hawken® and our International segment.

As a percentage of net sales, gross profit was 35.4% of net sales for fiscal 2006 compared to 36.3% for fiscal 2005. Adjusting for the effect of the $45.7 million Roundup® contribution charge recorded in fiscal 2005 (see Note 4 to the Consolidated Financial Statements included in this Annual Report), the fiscal 2005 gross profit rate was 37.5%, 210 basis points higher than fiscal 2006. Acquisitions accounted for 70 basis points of the decline, as the margins of these businesses are below our historical average. Product mix adversely affected margins by 80 basis points, due in part to significant increases in sales of lower margin grass seed and garden soils. Increased costs for fuel and commodities exceeded price increases, resulting in 90 basis point decline in gross margin as a percentage of net sales. The offsetting 30 basis point differential is comprised of miscellaneous other items.

Selling, General and Administrative Expenses (in millions)

	2007	2006	2005
Advertising	$ 150.9	$ 137.3	$ 122.5
Advertising as a percentage of net sales	5.3%	5.1%	5.2%
Selling, general and administrative (other SG&A)	$ 519.2	$468.7	$486.6
Stock-based compensation	15.5	15.7	9.9
Amortization of intangibles	15.3	15.2	14.8
	$700.9	$636.9	$633.8

Advertising expenses in fiscal 2007 were $150.9 million, an increase of $13.6 million or 9.9% from fiscal 2006. Fiscal 2006 advertising expenses were $137.3 million, an increase of $14.8 million or 12.1% from fiscal 2005. On a percentage of net sales basis, advertising expenses were 5.3% of net sales in fiscal 2007, 5.1% in fiscal 2006, and 5.2% in fiscal 2005. The fiscal 2007 increase as a percent of net sales was due to an effort to drive consumer interest and reinvigorate the lawns category following weak net sales performance in April. This strategy continued on into the fourth quarter of fiscal 2007. The percentage of net sales decline in fiscal 2006 versus fiscal 2005 was due to the shift of some planned increases in traditional media advertising to consumer directed promotions funded via programs with our retail partners, which are accounted for as a reduction to net sales. The combination of higher advertising spending and consumer promotions led to an 18% increase in spending for the North American consumer business in fiscal 2006.

In fiscal 2007, other SG&A spending increased $50.5 million or 10.8% from fiscal 2006. A sizable increase in Scotts LawnService® infrastructure ($20.4 million), the adverse effect of foreign exchange rates on spending outside the United States ($11.3 million), and a nonrecurring benefit in fiscal 2006 ($10.1 million) for an insurance recovery relating to past legal costs incurred in our defense of lawsuits regarding our use of vermiculite were the primarily drivers behind the increase. Spending on incentives was at less than target in both fiscal 2007 and fiscal 2006, with the benefit to fiscal 2007 approximating $10 million. In fiscal 2006, other SG&A spending decreased $17.9 million or 3.7% from fiscal 2005. This decrease reflects savings from our fiscal 2005 Project Excellence initiative coupled with the $10.1 million insurance recovery benefit. Partially offsetting these decreases in other SG&A spending were increased spending in support of our rapidly expanding Scotts LawnService® business and $4.2 million attributable to our wild bird food acquisition early in fiscal 2006.

We began expensing share-based awards commencing with grants issued in fiscal 2003. The majority of our share-based awards vest over three years, with the associated expense recognized ratably over the vesting period. Prior to the fiscal 2006 adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," forfeitures were recognized as incurred. Our stock-based compensation expense now reflects an estimate of forfeitures. The increase in stock-based compensation in fiscal 2006 as compared to fiscal 2005 was primarily attributable to an increase in the

number of fiscal 2006 awards to key employees coupled with a higher unit grant value due to our relatively higher stock price, and a forfeiture adjustment in fiscal 2005 that reduced expense in that year by approximately $2.2 million.

Amortization expense of $15.3 million in fiscal 2007 is comparable to $15.2 million in fiscal 2006 and $14.8 million in fiscal 2005. Strengthening foreign currencies relative to the dollar over the past two years has served to increase amortization expense slightly along with the addition of new amortizing intangibles from acquisitions.

Impairment, Restructuring and Other Charges, net (in millions)

	2007	2006	2005
Goodwill and intangible asset impairment	$35.3	$66.4	$ 23.4
Restructuring — severance and related	—	9.3	26.3
Litigation related income	—	—	(16.8)
Other	2.7	—	0.3
	$38.0	$75.7	$ 33.2

Since its adoption of SFAS 142, "Goodwill and Other Intangible Assets", the Company has conducted its annual impairment review of indefinite-lived tradenames and goodwill during its first fiscal quarter. The impairment analysis for the first quarter of fiscal 2007 indicated that no impairment charges were required. During the third quarter of fiscal 2007, the Company changed the timing of its annual goodwill impairment testing from the last day of our fiscal first quarter to the first day of our fiscal fourth quarter. Therefore, we performed our annual impairment test again as of July 1, 2007. Moving the timing of our annual goodwill impairment testing better aligns with the seasonal nature of our business and the timing of our annual strategic planning process. In addition, the Company also changed the date of its annual indefinite life intangible impairment testing to the first day of our fiscal fourth quarter. Management engages an independent valuation firm to assist in its impairment assessment reviews.

Our fourth quarter fiscal 2007 impairment review resulted in a non-cash goodwill and intangible asset impairment charge of $35.3 million. In part as a result of the disappointing 2007 lawn and garden season, management undertook a comprehensive strategic update of its business initiatives in the fourth quarter of fiscal 2007. One outcome of this update was a decision to increase the focus of Company resources on our core consumer lawn and garden do-it-yourself businesses. This process also involved a re-evaluation of the strategy and cash flow projections surrounding our Smith & Hawken® business, which has consistently performed below expectations since it was acquired in early fiscal 2005. While management remains committed to the outdoor living category and intends to more vigorously leverage the Smith & Hawken® brand in other lawn and garden categories, we revised our Smith & Hawken® strategy to reflect a scaled back retail expansion plan, with an increased focus on aggressively expanding our wholesale aspect of this business. This resulted in a decrease in our prior cash flow projections for this business, resulting in a $24.6 million goodwill impairment charge and a $4.6 million impairment charge for an indefinite-lived tradename. The goodwill impairment charge is an estimate, as appraisals necessary to complete the required SFAS 142 evaluation of the Smith & Hawken® goodwill remain in process as of the date of this report. We will finalize this evaluation in the first quarter of fiscal 2008 and, if necessary, update the impairment charge for Smith & Hawken® goodwill in that reporting period.

Our fiscal 2007 fourth quarter strategic update also encompassed other areas. We remain strongly committed to the development of turfgrass varieties that could one day require less mowing, less water and fewer treatments to resist insects, weeds and disease. Our efforts to develop such turfgrass varieties include conventional breeding programs, as well as research and development involving biotechnology. Our efforts to develop turfgrass varieties involving biotechnology have yielded positive results; however, the required regulatory approval process is taking longer than anticipated, impacting our ability to commercialize our innovations. As result of our fiscal 2007 fourth quarter strategic update, we recorded a $2.2 million goodwill impairment charge related to our turfgrass biotechnology program. Similarly, a strategic update of certain information technology initiatives in our Scotts LawnService® segment resulted in a $3.9 million impairment charge.

Our annual impairment review in the first quarter of fiscal 2006 resulted in an impairment charge of $1.0 million associated with a tradename no longer in use in our U.K. consumer business. Category declines in the European consumer markets during the 2006 season resulted in a decline in the profitability of the consumer component of our International business segment in fiscal 2006. As such, we undertook an interim impairment test for this business in the fourth quarter of fiscal 2006. After an evaluation, management reached the conclusion that the projections supporting fiscal 2006 first quarter impairment testing for the consumer component of our International business segment were unlikely to be met. As a result of this evaluation, we recorded a $65.4 million non-cash impairment charge, $62.3 million of which was associated with indefinite-lived tradenames that continue to be employed in the consumer portion of our International segment. The balance of the fiscal 2006 fourth quarter impairment charge was in our North America segment and consisted of $1.3 million for a Canadian tradename being phased out and $1.8 million related to goodwill of a pottery business we exited.

Other charges in fiscal 2007 relate to certain assets and ongoing monitoring and remediation costs associated with our turfgrass biotechnology program. Restructuring activities in fiscal 2006 and fiscal 2005 related primarily to organizational reductions associated with Project Excellence initiated in the third quarter of fiscal 2005. As a result of this program, approximately 110 associates accepted early retirement or were severed during the last four months of fiscal 2005. Approximately 110 additional associates exited in fiscal 2006.

Other Income, net

Other income, net was $11.5 million for fiscal 2007, $9.2 million for fiscal 2006, and $7.5 million for fiscal 2005. Royalty income amounted to $9.9 million in fiscal 2007 and $6.8 million in fiscal 2006. Other income in fiscal 2005 included a $4.1 million gain from a legal judgment.

Income from Operations

Income from operations in fiscal 2007 was $277.1 million compared to $252.5 million in fiscal 2006, an increase of $24.6 million. Both years were negatively impacted by impairment, restructuring and other charges that, if excluded, results in a decline of $13.1 million of income from operations in fiscal 2007 as compared to fiscal 2006. The adverse effects of weather on net sales growth coupled with a 40 basis point decline in gross profit and SG&A spending increases were the drivers behind this decline.

Income from operations in fiscal 2006 increased $51.6 million from fiscal 2005. Income from operations in fiscal 2006 was negatively impacted by $66.4 million from impairment charges and an additional $9.4 million of restructuring charges. Income from operations in fiscal 2005 was negatively impacted by the following charges: (1) $45.7 million related to the Roundup® deferred contribution charge; (2) a $22.0 million charge for impairment of U.K. intangibles; and (3) $26.3 million in restructuring charges. These were partially offset by $16.8 million of litigation related income. If these unusual factors were excluded from the year-over-year comparison, fiscal 2006 would show an 18% improvement over fiscal 2005. Higher net sales and Project Excellence savings, offset by a gross margin rate decline and growth in advertising spending, were the major contributors to the adjusted 18% growth in income from operations.

Interest Expense and Refinancing Activities

Interest expense in fiscal 2007 was $70.7 million compared to $39.6 million in fiscal 2006. This increase in interest expense was attributable to an increase in borrowings resulting from the recapitalization transactions that were consummated during the second quarter of fiscal 2007, coupled with an increase in our weighted average interest rate resulting from our increased leverage and higher LIBOR rates in general. Average borrowings increased $422.5 million, and weighted average interest rates increased by 70 basis points, in fiscal 2007 as compared to the prior fiscal year. We also recorded $18.3 million in costs related to the refinancing undertaken to facilitate the recapitalization transactions.

Income Taxes

The effective tax rate for fiscal 2007 was 39.7% compared to 37.7% in fiscal 2006 and 36.5% in fiscal 2005. The increase in the effective tax rate for fiscal 2007 was due to the goodwill impairment charge which is not deductible for tax purposes. The effective tax rate in fiscal 2006 was higher than

fiscal 2005 due to favorable settlements in fiscal 2005 related to prior year foreign tax audits. We anticipate the effective tax rate will be in the range of 36% to 37% for fiscal 2008.

Net Income and Earnings per Share

While income from operations increased $24.6 million over fiscal 2006, net income decreased from $132.7 million or $1.91 per diluted share in fiscal 2006 to $113.4 million or $1.69 per diluted share in fiscal 2007. Adverse weather conditions in North America negatively impacted net sales, particularly during the important month of April. Costs related to the refinancing, increased levels of debt, and a higher weighted average interest rate resulting from the recapitalization transactions coupled with a higher effective tax rate caused the decline. Average diluted shares outstanding decreased from 69.4 million in fiscal 2006 to 67.0 million in fiscal 2007, due to the modified "Dutch auction" tender offer that resulted in the repurchase of 4.5 million of our common shares, weighted for the period outstanding, as part of the recapitalization transactions consummated in the second quarter of fiscal 2007.

Net income increased from $100.6 million or $1.47 per diluted share in fiscal 2005 to $132.7 million or $1.91 per diluted share in fiscal 2006. As described in the "Income from Operations" discussion, the benefit from net sales growth and Project Excellence savings was offset by impairment and restructuring charges in fiscal 2006, while similar factors impacted fiscal 2005 along with the Roundup® deferred contribution charge. Average diluted shares outstanding increased from 68.6 million in fiscal 2005 to 69.4 million in fiscal 2006, due to option exercises and the impact on common share equivalents of a higher average share price, partially offset by the repurchase of our common shares under a share repurchase program approved by our Board of Directors in November 2005.

Segment Results

Our operations are divided into the following reportable segments: North America, Scotts LawnService®, International, and Corporate & Other. The Corporate & Other segment consists of Smith & Hawken® and corporate general and administrative expenses. Segment performance is evaluated based on several factors, including income from operations before amortization, and impairment, restructuring and other charges, which is a non-GAAP financial measure. Management uses this measure of operating profit to gauge segment performance because we believe this measure is the most indicative of performance trends and the overall earnings potential of each segment.

Net Sales by Segment (in millions)

	2007	2006	2005
North America	$1,988.3	$ 1,914.5	$ 1,668.1
Scotts LawnService®	230.5	205.7	159.8
International	469.8	408.5	430.3
Corporate & Other	184.0	169.2	159.6
Segment total	2,872.6	2,697.9	2,417.8
Roundup® deferred contribution charge	—	—	(45.7)
Roundup® amortization	(0.8)	(0.8)	(2.8)
	$2,871.8	$2,697.1	$2,369.3

Income from Operations by Segment (in millions)

	2007	2006	2005
North America	$375.4	$391.2	$ 355.4
Scotts LawnService®	11.3	15.6	13.1
International	35.0	28.5	34.3
Corporate & Other	(90.5)	(91.0)	(105.7)
Segment total	331.2	344.3	297.1
Roundup® deferred contribution charge	—	—	(45.7)
Roundup® amortization	(0.8)	(0.8)	(2.8)
Amortization	(15.3)	(15.2)	(14.8)
Impairment of intangibles and goodwill	(35.3)	(66.4)	(23.4)
Restructuring and other charges	(2.7)	(9.4)	(9.5)
	$277.1	$252.5	$200.9

North America

Segment net sales were $1.99 billion in fiscal 2007, an increase of 3.9% from fiscal 2006. Excluding the impact of acquisitions, net sales improved 2.5%, approximately 1.9% of which was a result of pricing. Adverse weather conditions for much of the core selling season disproportionately impacted the lawns business, which includes both fertilizers and grass seed, resulting in a 5.6% decline in net sales. The other core businesses were less impacted by the weather, with net sales in the gardening category (growing media and plant food) up 7.4% and Ortho® up 2.9%. Net sales in our wild bird food business improved 13.5% as we began to see success from the launch of Scotts® branded bird food at Wal*Mart, combined with significant pricing increases in the latter portion of fiscal 2007. The increase in net sales did not generate the gross margin improvement needed to offset the growth in advertising and other SG&A spending, with the result being a decline in segment operating income of $15.8 million or 4.0%.

For fiscal 2006, segment net sales were $1.91 billion, an increase of 14.8% from fiscal 2005. Excluding the impact of acquisitions, sales improved 7.9%, approximately 1.9% of which was a result of pricing. Each of the core businesses performed well, with lawns business up 10.5%, gardening up 16.0% benefiting from the very successful launch of Miracle-Gro® LiquaFeed®, and Ortho® net sales down 1.5% due to an unfavorable season for weed control products. The overall net sales growth and Project Excellence savings, offset by a gross margin rate decline and growth in advertising spending, led to an increase in segment operating income of $35.8 million or 10.1%.

Scotts LawnService®

Segment net sales increased 12.1% to $230.5 million for fiscal 2007. This revenue growth was primarily attributable to an 11.9% increase in average customer count. Approximately 3.6% of the revenue increase came from acquisitions completed in fiscal 2006 and fiscal 2007. The increase in sales and customer count in fiscal 2007 were lower than we expected. We believe the extended cold weather from mid-February through mid-April had a significant impact on the realized rate of growth. We further believe that relative to our core business, our service segment was more sensitive to the impact of broader economic factors on consumer spending.

Operating income for this segment decreased to $11.3 million from $15.6 million for fiscal 2006. The decrease in operating income was primarily attributable to higher planned SG&A spending to support higher volume and continued service improvements. Improved labor productivity helped to offset higher fertilizer and fuel costs, but revenue growth was not adequate to cover the higher levels of SG&A spending due to adverse weather conditions during the important late winter / early spring period.

For fiscal 2006, segment net sales increased $45.9 million or 28.7%. This growth in net sales came from increased customer counts and revenue per customer, strong customer retention, pricing to cover increased input costs, modest geographic expansion and the full year impact of acquisitions. Operating income for the segment increased $2.5 million or 19.1% in fiscal 2006. This increase was the result of

revenue growth offset by investments in personnel and infrastructure to support future growth and service levels.

We continue to expand our Scotts LawnService® business through internal growth and, to a lesser extent, acquisitions. We invested $22.5 million of capital in lawn care acquisitions in fiscal 2007, and $4.4 million in fiscal 2006. Acquisitions had been a major factor in the growth of the lawn care business prior to fiscal 2004. While we expect to continue making selective acquisitions in future years, we anticipate the majority of the future growth in our lawn care business will be organic.

International

Net sales for the International segment in fiscal 2007 increased by 15.0% or $61.3 million compared to fiscal 2006. Excluding the effects of currency fluctuations, net sales increased 5.5%. This segment saw improvement in every major market, with our two largest markets, France and the United Kingdom, up 11% and 2% for the fiscal year, respectively, as measured in local currencies. Our international professional business also delivered consistent growth with a 9% increase in net sales from the prior year.

Net sales for the International segment in fiscal 2006 declined by 5.1% or $21.8 million compared to fiscal 2005. Excluding the effects of currency fluctuations, net sales declined 1.7%. The retail environment in Europe was challenging with category sales down in both the United Kingdom and France, our two largest European markets. We believe listing improvements had resulted in market share gains; however, these gains did not result in top line growth due to the category declines.

In fiscal 2007, International operating income increased $6.5 million or 22.8% as compared to fiscal 2006. A steady gross margin on higher net sales and tight control over growth in SG&A spending contributed to the increase. Operating income decreased $5.8 million or 16.9% in fiscal 2006, compared to fiscal 2005. Lower sales and gross margins were partially offset by reduced SG&A spending, resulting in the year-over-year decline.

Corporate & Other

The loss from operations in Corporate & Other was $90.5 million in fiscal 2007, $91.0 million in fiscal 2006, and $105.7 million in fiscal 2005. Spending at the Corporate level declined more than the numbers indicate for fiscal 2007, as fiscal 2006 benefited from the $10.1 million insurance recovery. Significant reductions in legal and Sarbanes-Oxley compliance costs in fiscal 2006 served to reduce the loss as compared to fiscal 2005, although a loss in our Smith & Hawken® business mitigated the impact of these cost reductions.

Management's Outlook

We were satisfied with our financial performance in fiscal 2007 in light of the challenges caused by weather and macroeconomic pressures that affected our major retail partners. Despite these issues, we reported record net sales and improvement in consumer purchases of our products as measured by point-of-sale data provided by our major retail partners. In addition, net cash provided by operating activities less capital investments amounted to an impressive $192.6 million.

As we look to fiscal 2008, we expect that net income and earnings per share are likely to be in line with the results we reported in fiscal 2007. While we anticipate organic sales growth in our core North America segment, a moderating retail environment could result in lower growth rates in fiscal 2008 than we have reported in recent years. Additionally, the Company expects to make certain incremental strategic investments as well as report higher interest expense throughout fiscal 2008. Some of the increased spending in fiscal 2008 will be specifically focused on strategic initiatives, all of which are expected to increase operating profits over the long-term.

From a financial perspective, the Company remains focused on continuing to improve its Free Cash Flow and Return on Invested Capital (ROIC), both of which the Company believes are important drivers of shareholder value. Our regular quarterly dividend will allow us to continue to return funds to shareholders while maintaining our targeted capital structure and flexibility to pursue strategic acquisition opportunities.

For certain information concerning our risk factors, see "RISK FACTORS" included elsewhere in this Annual Report.

Liquidity and Capital Resources

Operating Activities

Although net income plus noncash impairment charges, stock-based compensation expense, depreciation and amortization declined by $49.6 million from $281.8 million in fiscal 2006 to $232.2 million in fiscal 2007, net cash provided from operating activities for fiscal 2007 increased by $64.2 million over fiscal 2006. Factors that negatively impacted operating cash flow in fiscal 2006 were the utilization of $63.9 million in cash plus $34.3 million in accounts payable to fund an increase of $98.2 million of accounts receivable and inventories. We undertook an inventory build in North America in the fourth quarter of fiscal 2006 to take advantage of a historical trough in urea costs and to increase the predictability of fiscal 2007 costs. Smith & Hawken® inventories also increased in fiscal 2006 as a result of a conscious early season effort to improve customer service; however, sales subsequently did not meet expectations. By comparison, there were only modest changes in outstanding amounts of accounts receivable, inventories, and accounts payable at the end of fiscal 2007 versus 2006. Fiscal 2006 also used $43.0 million of operating cash flows to fund the Roundup® deferred contribution payment in October 2005. Lastly, fiscal 2007 operating cash flow includes the add back of $18.3 million of financing costs related to the recapitalization that are reflected as a financing cost.

The seasonal nature of our operations generally requires cash to fund significant increases in working capital (primarily inventory) during the first half of the year. Receivables and payables also build substantially in the second quarter of the year in line with the timing of sales to support our retailers spring selling season. These balances liquidate during the June through September period as the lawn and garden season unwinds. Unlike our core retail business, Scotts LawnService® typically has its highest receivables balances in the fourth quarter because of the seasonal timing of customer applications and extra service revenues.

Investing Activities

Cash used in investing activities was $72.2 million and $174.1 million for fiscal 2007 and fiscal 2006, respectively. Our acquisitions of Gutwein, RMC, and certain brands and assets of Landmark Seed Company and Turf-Seed in fiscal 2006 were the primary drivers behind the spending for investing activities. No such acquisitions were undertaken in fiscal 2007, with acquisition activity restricted to our Scotts LawnService® business. Capital spending was consistent at $54.0 million in fiscal 2007 versus $57.0 million in fiscal 2006.

Financing Activities

Financing activities used cash of $158.8 million and $46.9 million in fiscal 2007 and fiscal 2006, respectively. Our recapitalization plan that was consummated during the second quarter of fiscal 2007 returned $750 million to shareholders. In addition, we repurchased all of our 6⅝% senior subordinated notes in an aggregate principal amount of $200 million. These actions were financed by replacing, effective February 7, 2007, our prior revolving credit facility with new senior secured $2.15 billion multicurrency credit facilities that provide for revolving credit and term loans through February 7, 2012.

As noted earlier, in fiscal 2006, we began a program to return cash to our shareholders. We paid dividends of $33.5 million and repurchased $87.9 million of our common shares financed in part by a net increase in borrowings under our prior revolving credit facility of $55.2 million. Prior to fiscal 2006, our focus was on aggressively paying down debt and managing our borrowings to maximize the benefit of our improving capital structure and debt facilities. Proceeds from the exercise of employee stock options were $29.2 million in fiscal 2007 compared to $17.6 million in fiscal 2006.

Credit Agreements

Our primary sources of liquidity are cash generated by operations and borrowings under our credit agreements. In connection with the recapitalization transactions discussed in Note 2 to the Consolidated Financial Statements included in this Annual Report, Scotts Miracle-Gro and certain of its subsidiaries entered into the following loan facilities totaling up to $2.15 billion in the aggregate: (a) a senior secured five-year term loan in the principal amount of $560 million and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.59 billion. Borrowings may be made in various currencies including U.S. dollars, Euros, British pounds sterling, Australian dollars and Canadian dollars. The new $2.15 billion senior secured credit facilities replaced the Company's former $1.05 billion senior

credit facility. In addition, we used proceeds from the new senior secured credit facilities to repurchase all of our then outstanding 6⅝% senior subordinated notes in an aggregate principal amount of $200 million. Under our current structure, we may request an additional $200 million in revolving credit and/or term credit commitments, subject to approval from our lenders. As of September 30, 2007, there was $1,098.1 million of availability under our new senior secured credit facilities. Note 10 to the Consolidated Financial Statements included in this Annual Report provides additional information pertaining to our borrowing arrangements. We were in compliance with all of our debt covenants throughout fiscal 2007.

In April of fiscal 2007, we entered into a Master Accounts Receivable Purchase Agreement (the "MARP Agreement") with a stated termination date of April 10, 2008, as permitted under our senior secured credit facilities. The MARP Agreement was entered into as it provides an interest rate savings as compared to borrowing under our new senior secured credit facilities. The MARP Agreement provides for the discounted sale, on a revolving basis, of accounts receivable generated by specified account debtors, with seasonally adjusted monthly aggregate limits ranging from $55 million to $300 million. The MARP Agreement also provides for specified account debtor sublimit amounts, which provide limits on the amount of receivables owed by individual account debtors that can be sold. The Company accounts for the sale of receivables under the MARP Agreement as short-term debt and continues to carry the receivables on its Consolidated Balance Sheet, in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Sales under the MARP Agreement at September 30, 2007 were $64.4 million.

At September 30, 2007, the Company had outstanding interest rate swaps with major financial institutions that effectively converted a portion of our variable-rate debt denominated in the Euro, British pound and U.S. dollar to a fixed rate. The swap agreements have a total U.S. dollar equivalent notional amount of $720.0 million. The terms, expiration dates and rates of these swaps are shown in the table below.

Currency	Notional Amount in USD	Term	Expiration Date	Fixed Rate
British pound	$ 59.0	3 years	11/17/2008	4.76%
Euro	61.0	3 years	11/17/2008	2.98%
U.S. dollar	200.0	2 years	3/31/2009	4.90%
U.S. dollar	200.0	3 years	3/31/2010	4.87%
U.S. dollar	200.0	5 years	2/14/2012	5.20%

Our primary sources of liquidity are cash generated by operations and borrowings under our credit facilities. We believe our credit facilities will continue to provide the Company with the capacity to pursue targeted, strategic acquisitions that leverage our core competencies.

Judicial and Administrative Proceedings

We are party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on accidents or product liability claims and alleged violations of environmental laws. We have reviewed our pending environmental and legal proceedings, including the probable outcomes, reasonably anticipated costs and expenses, reviewed the availability and limits of our insurance coverage and have established what we believe to be appropriate reserves. We do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters.

Contractual Obligations and off-Balance Sheet Arrangements

The following table summarizes our future cash outflows for contractual obligations as of September 30, 2007 (in millions):

		Payments Due by Period			
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$1,117.8	$ 86.4	$244.4	$783.0	$ 4.0
Operating lease obligations	194.2	37.5	58.3	43.0	55.4
Purchase obligations	569.2	292.0	211.6	58.1	7.5
Other, primarily retirement plan obligations	50.7	16.8	7.5	7.8	18.6
Total contractual cash obligations	$1,931.9	$432.7	$521.8	$891.9	$85.5

Purchase obligations primarily represent outstanding purchase orders for materials used in the Company's manufacturing processes. Purchase obligations also include commitments for warehouse services, seed, and out-sourced information services which comprise the unconditional purchase obligations disclosed in Note 16 to the Consolidated Financial Statements included in this Annual Report.

Other includes actuarially determined retiree benefit payments and pension funding to comply with local funding requirements. Pension funding requirements beyond fiscal 2008 are not currently determinable. The above table excludes interest payments, and insurance accruals as the Company is unable to estimate the timing of the payment for these items.

The Company has no off-balance sheet financing arrangements.

In our opinion, cash flows from operations and capital resources will be sufficient to meet debt service and working capital needs during fiscal 2008, and thereafter for the foreseeable future. However, we cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control.

Environmental Matters

We are subject to local, state, federal and foreign environmental protection laws and regulations with respect to our business operations and believe we are operating in substantial compliance with, or taking actions aimed at ensuring compliance with, such laws and regulations. We are involved in several legal actions with various governmental agencies related to environmental matters. While it is difficult to quantify the potential financial impact of actions involving environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of management, the ultimate liability arising from such environmental matters, taking into account established reserves, should not have a material adverse effect on our financial position, results of operations or cash flows. However, there can be no assurance that the resolution of these matters will not materially affect our future quarterly or annual results of operations, financial condition or cash flows.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain accounting policies are particularly significant, including those related to revenue recognition, goodwill and intangibles, certain employee benefits, and income taxes. We believe these accounting policies, and others set forth in Note 1 to the Consolidated Financial Statements included in this Annual Report, should be reviewed as they are integral to understanding our results of operations and financial position. Our critical accounting policies are reviewed periodically with the Audit Committee of our Board of Directors.

The preparation of financial statements requires management to use judgment and make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those

related to customer programs and incentives, product returns, bad debts, inventories, intangible assets, income taxes, restructuring, environmental matters, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Although actual results historically have not deviated significantly from those determined using our estimates, our results of operations or financial position could differ, perhaps materially, from these estimates under different assumptions or conditions.

Revenue Recognition and Promotional Allowances

Most of our revenue is derived from the sale of inventory, and we recognize revenue when title and risk of loss transfer, generally when products are received by the customer. Provisions for payment discounts, product returns and allowances are recorded as a reduction of sales at the time revenue is recognized based on historical trends and adjusted periodically as circumstances warrant. Similarly, reserves for uncollectible receivables due from customers are established based on management's judgment as to the ultimate collectibility of these balances. We offer sales incentives through various programs, consisting principally of volume rebates, cooperative advertising, consumer coupons and other trade programs. The cost of these programs is recorded as a reduction of sales. The recognition of revenues, receivables and trade programs requires the use of estimates. While we believe these estimates to be reasonable based on the then current facts and circumstances, there can be no assurance that actual amounts realized will not differ materially from estimated amounts recorded.

Long-lived Assets, including Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Depreciation of property, plant, and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets. Intangible assets with finite lives, and therefore subject to amortization, include technology (e.g. patents), customer relationships and certain tradenames. These intangible assets are being amortized on the straight-line method over periods typically ranging from 10 to 25 years. The Company reviews long-lived assets whenever circumstances change such that the indicated recorded value of an asset may not be recoverable.

Goodwill and Indefinite-lived Intangible Assets

We have significant investments in intangible assets and goodwill. Whenever changing conditions warrant, we review the assets that may be affected for realization. At least annually, we review goodwill and indefinite-lived intangible assets for impairment. As discussed in the *Results of Operations* section of this MD&A, during the third quarter of fiscal 2007, the Company changed the timing of its annual goodwill impairment testing from the last day of our fiscal first quarter to the first day of our fiscal fourth quarter. The review for impairment of intangibles and goodwill is primarily based on our estimates of discounted future cash flows, which are based upon budgets and longer-range strategic plans. These budgets and plans are used for internal purposes and are also the basis for communication with outside parties about future business trends. While we believe the assumptions we use to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment charges that possibly should have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates. An asset's value is deemed impaired if the discounted cash flows or earnings projections generated do not substantiate the carrying value of the asset. The estimation of such amounts requires management judgment with respect to revenue and expense growth rates, changes in working capital and selection of an appropriate discount rate, as applicable. The use of different assumptions would increase or decrease discounted future operating cash flows or earnings projections and could, therefore, change impairment determinations.

Related to our annual impairment review of indefinite-lived trade names and goodwill, fair values were determined using discounted cash flow models involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: (i) present value factors used in determining the fair value of the reporting units and trade names; (ii) royalty rates used in our trade name valuations; (iii) projected average revenue growth rates used in the reporting unit and trade name models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and will change in the future based on period specific facts and circumstances.

Inventories

Inventories are stated at the lower of cost or market, the majority of which are based on the first-in, first-out method of accounting. Reserves for excess and obsolete inventory are based on a variety of factors, including product changes and improvements, changes in active ingredient availability and regulatory acceptance, new product introductions and estimated future demand. The adequacy of our reserves could be materially affected by changes in the demand for our products or regulatory actions.

Contingencies

As described more fully in Note 17 to the Consolidated Financial Statements included in this Annual Report, we are involved in significant environmental and legal matters, which have a high degree of uncertainty associated with them. We continually assess the likely outcomes of these matters and the adequacy of amounts, if any, provided for their resolution. There can be no assurance that the ultimate outcomes will not differ materially from our assessment of them. There can also be no assurance that all matters that may be brought against us are known at any point in time.

Income Taxes

Our annual effective tax rate is established based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. Valuation allowances are used to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and consolidated statement of operations reflect the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end.

Associate Benefits

We sponsor various post-employment benefit plans. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care for retirees. For accounting purposes, the defined benefit pension and OPEB plans are dependent on a variety of assumptions to estimate the projected and accumulated benefit obligations determined by actuarial valuations. These assumptions include the following: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on plan assets; and health care cost trend rates. These and other assumptions affect the annual expense recognized for these plans.

Assumptions are reviewed annually for appropriateness and updated as necessary. We base the discount rate assumption on investment yields available at year-end on corporate long-term bonds rated AA or the equivalent. The salary growth assumption reflects our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets assumption reflects asset allocation, investment strategy and the views of investment managers regarding the market. Retirement and mortality rates are based primarily on actual and expected plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods.

Changes in the discount rate and investment returns can have a significant effect on the funded status of our pension plans and shareholders' equity. We cannot predict these discount rates or investment returns with certainty and, therefore, cannot determine whether adjustments to our shareholders' equity for minimum pension liability in subsequent years will be significant.

Accruals for Self-Insurance

We maintain insurance for certain risks, including workers' compensation, general liability and vehicle liability, and are self-insured for employee-related health care benefits. We establish reserves for losses based on our claims experience and industry actuarial estimates of the ultimate loss amount inherent in the claims, including losses for claims incurred but not reported. Our estimate of self-insured liabilities is subject to change as new events or circumstances develop which might materially impact the ultimate cost to settle these losses.

Other Significant Accounting Policies

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed above, are also critical to understanding the consolidated financial statements. The Notes to the Consolidated Financial Statements included in this Annual Report contain additional information related to our accounting policies, including recent accounting pronouncements, and should be read in conjunction with this discussion.

RISK FACTORS

Cautionary Statement on Forward-Looking Statements

We have made and will make "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in our fiscal 2007 Form 10-K, in this Annual Report and in other contexts relating to future growth and profitability targets and strategies designed to increase total shareholder value. Forward-looking statements also include, but are not limited to, information regarding our future economic and financial condition, the plans and objectives of our management and our assumptions regarding our performance and these plans and objectives.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of that Act.

Some forward-looking statements that we make in our fiscal 2007 Form 10-K, in this Annual Report and in other contexts represent challenging goals for our Company, and the achievement of these goals is subject to a variety of risks and assumptions and numerous factors beyond our control. Important factors that could cause actual results to differ materially from the forward-looking statements we make are described below. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by the following cautionary statements.

Commodity Cost Pressures

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices, such as those experienced in fiscal 2007. Market conditions may limit the Company's ability to raise selling prices to offset increases in our input and distribution costs. The uniqueness of our technologies can limit our ability to locate or utilize alternative inputs for certain products. For certain inputs, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing a product to market.

Competition

Each of our segments participates in markets that are highly competitive. Many of our competitors sell their products at prices lower than ours. The most price sensitive segment of our category may be more likely to trade down to lower price point products in a more challenging economic environment. We compete primarily on the basis of product innovation, product quality, product performance, value, brand strength, supply chain competency, field sales support and advertising. Some of our competitors have significant financial resources. The strong competition that we face in all of our markets may prevent us from achieving our revenue goals, which may have a material adverse affect on our financial condition and results of operations.

Environmental/Socio-Political

Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must be registered with the U.S. EPA (and similar state agencies) before they can be sold. The inability to obtain or the cancellation of any such registration could have an adverse effect on our business, the severity of which would depend on the products involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute active ingredients, but there can be no assurance that we will continue to be able to avoid or minimize these risks.

The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides, which standard is the reasonable certainty that no harm will result from the cumulative effects of pesticide exposures. Under this Act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, are typically manufactured by independent third parties and continue to be evaluated by the U.S. EPA as part of this exposure risk assessment. The U.S. EPA or the third party registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in December 2000, the U.S. EPA reached agreement with various parties, including manufacturers of the active ingredient diazinon, regarding a phased withdrawal from retailers by December 2004 of residential uses of products containing diazinon, also used in our lawn and garden products. We cannot predict the outcome or the severity of the effect of their continuing evaluations.

In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations, may require users to post notices on properties to which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot assure you that our products, particularly pesticide products, will not cause injury to the environment or to people under all circumstances. The costs of compliance, remediation or products liability have adversely affected operating results in the past and could materially affect future quarterly or annual operating results.

Perceptions that the products we produce and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We manufacture and market a number of complex chemical products, such as fertilizers, growing media, herbicides and pesticides. On occasion, allegations are made that some of our products have failed to perform up to expectations or have caused damage or injury to individuals or property. Based on reports of contamination at a third party supplier's vermiculite mine, the public may perceive that some of our products manufactured in the past using vermiculite are or may be contaminated. Public perception that our products are not safe, whether justified or not, could impair our reputation, involve us in litigation, damage our brand names and have a material adverse affect on our business.

The harvesting of peat for our growing media business has come under increasing regulatory and environmental scrutiny. In the United States, state regulations frequently require us to limit our harvesting and to restore the property to an agreed-upon condition. In some locations, we have been required to create water retention ponds to control the sediment content of discharged water. In the United Kingdom, our peat extraction efforts are also the subject of legislation.

In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of waste, air and water discharges from our facilities.

The adequacy of our current environmental reserves and future provisions is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and several significant assumptions:

- that we have identified all of the significant sites that must be remediated;
- that there are no significant conditions of potential contamination that are unknown to us; and

- that with respect to the agreed judicial consent order in Ohio relating to the remediation of the Marysville site, the potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions or if we are found not to be in substantial compliance with applicable environmental and public health laws and regulations, it could have a material impact on future environmental capital expenditures and other environmental expenses and our results of operations, financial position and cash flows.

Manufacturing

We use a combination of internal and outsourced facilities to manufacture our products. We are subject to the inherent risks in such activities, including product quality, safety, licensing requirements and other regulatory issues, environmental events, loss or impairment of key manufacturing sites, disruptions in logistics, labor disputes and industrial accidents. Furthermore, we are subject to natural disasters and other factors over which the Company has no control.

Customer Concentration

In the North America segment, net sales represented approximately 70% of our worldwide net sales in fiscal 2007. Our top three North American retail customers together accounted for 60% of our North America segment fiscal 2007 net sales and 60% of our outstanding accounts receivable as of September 30, 2007. Home Depot, Lowe's and Wal*Mart represented approximately 29%, 16% and 15%, respectively, of our fiscal 2007 North America net sales. The loss of, or reduction in orders from, Home Depot, Lowe's, Wal*Mart or any other significant customer could have a material adverse effect on our business and our financial results, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse affect on our financial condition and results of operations.

We do not have long-term sales agreements or other contractual assurances as to future sales to any of our major retail customers. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base. To the extent such concentration continues to occur, our net sales and income from operations may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more customers.

Weather and Seasonality

Weather conditions in North America and Europe can have a significant impact on the timing of sales in the spring selling season and overall annual sales. An abnormally wet and/or cold spring throughout North America or Europe could adversely affect both fertilizer and pesticide sales and, therefore, our financial results. Because our products are used primarily in the spring and summer, our business is highly seasonal. For the past three fiscal years, 70% to 75% of our annual net sales have occurred in the second and third fiscal quarters combined. Our working capital needs and borrowings typically peak during the initial weeks of our third fiscal quarter because we are incurring expenditures in preparation for the spring selling season while the majority of our revenue collections occur later in our third fiscal quarter. If cash on hand is insufficient to pay our obligations as they come due, including interest payments or operating expenses, at a time when we are unable to draw on our credit facilities, this seasonality could have a material adverse effect on our ability to conduct our business. Adverse weather conditions could heighten this risk.

Debt

We have a significant amount of debt that could adversely affect our financial health and prevent us from fulfilling our obligations. Our substantial indebtedness could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations under outstanding indebtedness;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of cash flows from operating activities to payments on our indebtedness, which would reduce the cash flows available to fund working capital,

capital expenditures, advertising, research and development efforts and other general corporate requirements;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to borrow additional funds; and
- expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Our ability to make payments and to refinance our indebtedness, to fund planned capital expenditures and acquisitions, and to pay dividends will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow from operating activities or that future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure you that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our credit facilities contain restrictive covenants and cross default provisions that require us to maintain specified financial ratios. Our ability to satisfy those financial ratios can be affected by events beyond our control, and we cannot be assured we will satisfy those ratios. A breach of any of these financial ratio covenants or other covenants could result in a default. Upon the occurrence of an event of default, the lenders could elect to declare the applicable outstanding indebtedness due immediately and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Foreign Operations and Currency Exposures

We currently operate manufacturing, sales and service facilities outside of the United States, particularly in Canada, France, the United Kingdom, Germany and the Netherlands. In fiscal 2007, International net sales, including Canada, accounted for approximately 21% of our total net sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

- fluctuations in currency exchange rates;
- limitations on the remittance of dividends and other payments by foreign subsidiaries;
- additional costs of compliance with local regulations; and
- historically, in certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our International and Canadian operations could adversely affect our operations and financial results in the future.

Acquisitions

From time to time we make strategic acquisitions, including the October 2004 acquisition of Smith & Hawken®, the October 2005 acquisition of Rod McLellan Company (RMC), the November 2005 acquisition of Gutwein (Morning Song®), the May 2006 acquisition of certain assets of Turf-Seed, Inc. and the June 2006 acquisition of certain assets of Landmark Seed Company. Acquisitions have inherent risks, such as obtaining necessary regulatory approvals, retaining key personnel, integration of the acquired business, and achievement of planned synergies and projections. We have approximately $880 million of goodwill and intangible assets as of September 30, 2007, primarily related to prior acquisitions. Uncertainty regarding the future performance of the acquired businesses also results in the risk of future impairment charges related to the associated goodwill and intangible assets, such as the impairment charge recorded in fiscal 2007 relating to our investment in Smith & Hawken®.

Significant Agreement

If we were to commit a serious default under the Marketing Agreement with Monsanto for consumer Roundup® products, Monsanto may have the right to terminate the Marketing Agreement. If Monsanto were to terminate the Marketing Agreement for cause, we would not be entitled to any termination fee, and we would lose all, or a significant portion, of the significant source of earnings and overhead expense absorption the Marketing Agreement provides. Monsanto may also be able to terminate the Marketing Agreement within a given region, including North America, without paying us a termination fee if sales to consumers in that region decline: (1) over a cumulative three fiscal year period; or (2) by more than 5% for each of two consecutive years.

Equity Ownership Concentration

Hagedorn Partnership, L.P. beneficially owned approximately 32% of our outstanding common shares as of November 23, 2007, and has sufficient voting power to significantly influence the election of directors and the approval of other actions requiring the approval of our shareholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As part of our ongoing business, we are exposed to certain market risks, including fluctuations in interest rates, foreign currency exchange rates and commodity prices. Financial derivative and other instruments are used to manage these risks. These instruments are not used for speculative purposes.

Interest Rate Risk

The Company had variable-rate debt instruments outstanding at September 30, 2007 and 2006 that are impacted by changes in interest rates. As a means of managing our interest rate risk on these debt instruments, the Company enters into interest rate swap agreements to effectively convert certain variable-rate debt obligations to fixed rates.

At September 30, 2007, the Company had outstanding interest rate swaps with major financial institutions that effectively convert a portion of our variable-rate debt to a fixed rate. The swap agreements had a total U.S. dollar equivalent notional amount of $720.0 million. At September 30, 2006, the Company had outstanding interest rate swaps with major financial institutions that effectively converted a portion of our British pound (GBP) and Euro denominated variable-rate debt to a fixed rate. The swap agreements have a total U.S. dollar equivalent notional amount of $120.0 million with three-year terms expiring November 2008. Under the terms of these swaps, we paid fixed rates of 2.98% on Euro denominated swaps and 4.76% on GBP denominated swaps.

The following table summarizes information about our derivative financial instruments and debt instruments that are sensitive to changes in interest rates as of September 30, 2007 and 2006. For debt instruments, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents expected cash flows based on notional amounts and weighted-average interest rates by contractual maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at September 30, 2007 and 2006. A change in our variable interest rate of 1% would have a $4.3 million impact on interest expense assuming the $434.0 million of our variable-rate debt that had not been hedged via an interest rate swap at September 30, 2007 was outstanding for the entire fiscal year. The information is presented in U.S. dollars (in millions):

	Expected Maturity Date						
2007	2008	2009	2010	2011	After	Total	Fair Value
Long-term debt:							
Variable rate debt	$82.6	$84.0	$154.0	$193.2	$578.4	$1,092.2	$1,092.2
Average rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	—
Interest rate derivatives:							
Interest rate swaps based on U.S. Dollar, Euro and GBP LIBOR	$ 1.9	$ (0.9)	$ (1.4)	$ —	$ (3.7)	$ (4.1)	$ (4.1)
Average rate	3.87%	4.90%	4.87%	—	5.20%	4.71%	—

2006	Expected Maturity Date 2008	2010	After	Total	Fair Value
Long-term debt:					
Fixed rate debt		$ —	$200.0	$200.0	$194.0
Average rate		—	6.625%	6.625%	—
Variable rate debt		$253.8	$ —	$253.8	$253.8
Average rate		4.4%	—	4.4%	—
Interest rate derivatives:					
Interest rate swaps based on Euro and GBP LIBOR	$ 1.3	$ —	$ —	$ 1.3	$ 1.3
Average rate	3.87%	—	—	3.87%	—

Excluded from the information provided above are $25.6 million and $27.4 million at September 30, 2007 and 2006, respectively, of miscellaneous debt instruments.

Other Market Risks

Our market risk associated with foreign currency rates is not considered to be material. Through fiscal 2007, we had only minor amounts of transactions that were denominated in currencies other than the currency of the country of origin. We use foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans with foreign subsidiaries that are denominated in U.S. dollars. At September 30, 2007, the notional amount of outstanding contracts was $101.5 million with a fair value of $(1.3) million. At September 30, 2006, the notional amount of outstanding contracts was $66.7 million with a fair value of $0.4 million. We are subject to market risk from fluctuating market prices of certain raw materials, including urea, resins, grass seed, and wild bird food components. Our objectives surrounding the procurement of these materials are to ensure continuous supply and to minimize costs. We seek to achieve these objectives through negotiation of contracts with favorable terms directly with vendors. In addition, we have entered into arrangements to partially mitigate the effect of fluctuating direct and indirect fuel costs on our North America and Scotts LawnService® businesses and hedged a portion of our urea needs for fiscal 2008. We had outstanding a strip of collars for approximately 0.5 million and 3.2 million gallons of fuel with fair values of $0 and $0.2 million at September 30, 2007 and 2006, respectively. We also had hedging arrangements for 45,000 and 69,000 aggregate tons of urea at September 30, 2007 and 2006, respectively. The fair value of the 45,000 aggregate tons at September 30, 2007 was $1.0 million, while the fair value of the 69,000 aggregate tons at September 30, 2006 was $0.

ANNUAL REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of The Scotts Miracle-Gro Company and our consolidated subsidiaries are being made only in accordance with authorizations of management and directors of The Scotts Miracle-Gro Company and our consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries that could have a material effect on the consolidated financial statements.

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2007, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of September 30, 2007, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We reviewed the results of management's assessment with the Audit Committee of The Scotts Miracle-Gro Company.

Our independent registered public accounting firm, Deloitte & Touche LLP, independently audited our internal control over financial reporting and has issued their report which appears herein.

/s/ JAMES HAGEDORN

James Hagedorn
President, Chief Executive Officer
and Chairman of the Board
Dated: November 29, 2007

/s/ DAVID C. EVANS

David C. Evans
Executive Vice President
and Chief Financial Officer
Dated: November 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited the accompanying consolidated balance sheets of The Scotts Miracle-Gro Company and Subsidiaries (the "Company") as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements on September 30, 2007 the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2007 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Columbus, Ohio
November 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited the internal control over financial reporting of The Scotts Miracle-Gro Company and Subsidiaries (the "Company") as of September 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2007 of the Company and our report dated November 29, 2007 expressed an unqualified opinion on those financial statements, and included an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* on September 30, 2007.

/s/ Deloitte & Touche LLP

Columbus, Ohio
November 29, 2007

The Scotts Miracle-Gro Company
Consolidated Statements of Operations
for the fiscal years ended September 30, 2007, 2006 and 2005
(in millions, except per share data)

	2007	2006	2005
Net sales	$2,871.8	$2,697.1	$2,369.3
Cost of sales	1,867.3	1,741.1	1,509.2
Restructuring and other charges	—	0.1	(0.3)
Gross profit	1,004.5	955.9	860.4
Operating expenses:			
Selling, general and administrative	700.9	636.9	633.8
Impairment, restructuring and other charges	38.0	75.7	33.2
Other income, net	(11.5)	(9.2)	(7.5)
Income from operations	277.1	252.5	200.9
Costs related to refinancings	18.3	—	1.3
Interest expense	70.7	39.6	41.5
Income before income taxes	188.1	212.9	158.1
Income taxes	74.7	80.2	57.7
Income from continuing operations	113.4	132.7	100.4
Income from discontinued operations	—	—	0.2
Net income	$ 113.4	$ 132.7	$ 100.6
Basic earnings per common share:			
Income from continuing operations	$ 1.74	$ 1.97	$ 1.51
Income from discontinued operations	—	—	—
Net income	$ 1.74	$ 1.97	$ 1.51
Diluted earnings per common share:			
Income from continuing operations	$ 1.69	$ 1.91	$ 1.47
Income from discontinued operations	—	—	—
Net income	$ 1.69	$ 1.91	$ 1.47

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Statements of Cash Flows
for the fiscal years ended September 30, 2007, 2006 and 2005
(in millions)

	2007	2006	2005
OPERATING ACTIVITIES			
Net income	$ 113.4	$ 132.7	$ 100.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment and other charges	38.0	66.4	23.4
Costs related to refinancings	18.3	—	1.3
Stock-based compensation expense	13.3	15.7	10.7
Depreciation	51.4	51.0	49.6
Amortization	16.1	16.0	17.6
Deferred taxes	6.3	(0.4)	(13.6)
Gain on sale of property, plant and equipment	(0.4)	(0.5)	—
Changes in assets and liabilities, net of acquired businesses:			
Accounts receivable	(4.2)	(37.6)	(37.9)
Inventories	13.2	(60.6)	(15.8)
Prepaid and other current assets	(6.9)	(3.6)	8.1
Accounts payable	(3.5)	34.3	10.3
Accrued taxes and liabilities	(2.0)	(33.4)	27.9
Restructuring reserves	(5.0)	(9.2)	10.3
Other non-current items	6.8	2.0	6.6
Other, net	(8.2)	9.6	27.6
Net cash provided by operating activities	246.6	182.4	226.7
INVESTING ACTIVITIES			
Redemption of available for sale securities	—	—	57.2
Proceeds from sale of property, plant and equipment	0.5	1.3	—
Investment in property, plant and equipment	(54.0)	(57.0)	(40.4)
Investments in acquired businesses, net of cash acquired	(18.7)	(118.4)	(77.7)
Net cash used in investing activities	(72.2)	(174.1)	(60.9)
FINANCING ACTIVITIES			
Borrowings under revolving and bank lines of credit and term loans	2,519.2	746.9	924.2
Repayments under revolving and bank lines of credit and term loans	(1,710.5)	(691.7)	(736.4)
Repayment of term loans	—	—	(399.0)
Repayment of 6⅝% senior subordinated notes	(209.6)	—	—
Financing and issuance fees	(13.0)	—	(3.6)
Dividends paid	(543.6)	(33.5)	(8.6)
Payments on sellers notes	(2.7)	(4.5)	(6.9)
Purchase of common shares	(246.8)	(87.9)	—
Excess tax benefits from share-based payment arrangements	19.0	6.2	—
Cash received from exercise of stock options	29.2	17.6	32.2
Proceeds from termination of interest rate swaps	—	—	2.9
Net cash used in financing activities	(158.8)	(46.9)	(195.2)
Effect of exchange rate changes	4.2	6.5	(6.0)
Net increase (decrease) in cash	19.8	(32.1)	(35.4)
Cash and cash equivalents, beginning of year	48.1	80.2	115.6
Cash and cash equivalents, end of year	$ 67.9	$ 48.1	$ 80.2
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid, net of interest capitalized	(75.9)	(38.2)	(39.9)
Income taxes paid	(65.2)	(60.3)	(64.0)

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Balance Sheets
September 30, 2007 and 2006
(in millions except per share data)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 67.9	$ 48.1
Accounts receivable, less allowances of $11.4 in 2007 and $11.3 in 2006	248.3	380.4
Accounts receivable pledged	149.5	—
Inventories, net	405.9	409.2
Prepaid and other assets	127.7	104.3
Total current assets	999.3	942.0
Property, plant and equipment, net	365.9	367.6
Goodwill	462.9	458.1
Intangible assets, net	418.8	424.7
Other assets	30.3	25.2
Total assets	$2,277.2	$2,217.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 86.4	$ 6.0
Accounts payable	202.5	200.4
Accrued liabilities	286.8	269.1
Accrued taxes	10.9	20.7
Total current liabilities	586.6	496.2
Long-term debt	1,031.4	475.2
Other liabilities	179.9	164.5
Total liabilities	1,797.9	1,135.9
Commitments and contingencies (Notes 15, 16 and 17)		
Shareholders' equity:		
Common shares and capital in excess of $.01 stated value per share; shares issued and outstanding of 64.1 in 2007 and 66.6 in 2006	480.3	509.1
Retained earnings	260.5	690.7
Treasury shares, at cost; 4.0 shares in 2007 and 1.5 shares in 2006	(219.5)	(66.5)
Accumulated other comprehensive loss	(42.0)	(51.6)
Total shareholders' equity	479.3	1,081.7
Total liabilities and shareholders' equity	$2,277.2	$2,217.6

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Statements of Shareholders' Equity
for the fiscal years ended September 30, 2007, 2006 and 2005
(in millions)

	Common Stock		Capital in Excess of	Deferred	Retained	Treasury Stock		Accumulated Other Comprehensive	
	Shares	Amount	Stated Value	Compensation	Earnings	Shares	Amount	Income/(loss)	Total
Balance, September 30, 2004	65.7	$0.3	$443.0	$(10.4)	$ 499.5	—	$ —	$(57.8)	$ 874.6
Net income					100.6				100.6
Foreign currency translation								4.1	4.1
Unrecognized gain on derivatives, net of tax								2.1	2.1
Minimum pension liability, net of tax								(5.0)	(5.0)
Comprehensive income									101.8
Stock-based compensation awarded			15.1	(15.1)					—
Stock-based compensation forfeitures			(2.6)	2.6					—
Stock-based compensation expense				10.7					10.7
Cash dividends paid ($0.125 per share)					(8.6)				(8.6)
Issuance of common shares	2.1		47.7						47.7
Balance, September 30, 2005	67.8	0.3	503.2	(12.2)	591.5	—	—	(56.6)	1,026.2
Net income					132.7				132.7
Foreign currency translation								(1.5)	(1.5)
FAS 123(R) reclassification			(12.2)	12.2					—
Minimum pension liability, net of tax								6.5	6.5
Comprehensive income									137.7
Stock-based compensation expense			15.7						15.7
Cash dividends paid ($0.50 per share)					(33.5)				(33.5)
Treasury stock purchases						2.0	(87.9)		(87.9)
Treasury stock issuances			(21.4)			(0.5)	21.4		—
Issuance of common shares	0.3		23.5						23.5
Balance, September 30, 2006	68.1	0.3	508.8	—	690.7	1.5	(66.5)	(51.6)	1,081.7
Net income					113.4				113.4
Foreign currency translation								4.9	4.9
Unrecognized gain (loss) on derivatives, net of tax								(2.4)	(2.4)
Minimum pension liability, net of tax								20.4	20.4
Comprehensive income									136.3
Adjustment to initially apply SFAS 158, net of tax								(13.3)	(13.3)
Stock-based compensation expense (non cash)			13.3						13.3
Cash dividends paid ($8.50 per share)					(543.6)				(543.6)
Treasury stock purchases						4.5	(246.8)		(246.8)
Treasury stock issuances			(42.1)			(2.0)	93.8		51.7
Balance, September 30, 2007	68.1	$0.3	$480.0	$ —	$ 260.5	4.0	$ (219.5)	$(42.0)	$ 479.3

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Scotts Miracle-Gro Company ("Scotts Miracle-Gro") and its subsidiaries (collectively, the "Company") are engaged in the manufacture, marketing and sale of lawn and garden care products. The Company's major customers include home improvement centers, mass merchandisers, warehouse clubs, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, commercial nurseries and greenhouses, and specialty crop growers. The Company's products are sold primarily in North America and the European Union. We also operate the Scotts LawnService® business which provides lawn and tree and shrub fertilization, insect control and other related services in the United States and Smith & Hawken®, a leading brand in the outdoor living and gardening lifestyle category. Effective November 18, 2005, the Company entered the North America wild bird food category with the acquisition of Gutwein & Co., Inc. ("Gutwein").

Due to the nature of the lawn and garden business, the majority of shipments to retailers occur in the Company's second and third fiscal quarters. On a combined basis, net sales for the second and third fiscal quarters generally represent 70% to 75% of annual net sales.

Organization and Basis of Presentation

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Scotts Miracle-Gro and all wholly-owned and majority-owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. The Company's criteria for consolidating entities is based on majority ownership (as evidenced by a majority voting interest in the entity) and an objective evaluation and determination of effective management control.

Revenue Recognition

Revenue is recognized when title and risk of loss transfer, which generally occurs when products are received by the customer. Provisions for estimated returns and allowances are recorded at the time revenue is recognized based on historical rates and are periodically adjusted for known changes in return levels. Shipping and handling costs are included in cost of sales. Scotts LawnService® revenues are recognized at the time service is provided to the customer.

Under the terms of the Amended and Restated Exclusive Agency and Marketing Agreement (the "Marketing Agreement") between the Company and Monsanto Company ("Monsanto"), the Company, in its role as exclusive agent, performs certain functions, such as sales support, merchandising, distribution and logistics, and incurs certain costs in support of the consumer Roundup® business. The actual costs incurred by the Company on behalf of Roundup® are recovered from Monsanto through the terms of the Marketing Agreement. The reimbursement of costs for which the Company is considered the primary obligor is included in net sales.

Promotional Allowances

The Company promotes its branded products through cooperative advertising programs with retailers. Retailers also are offered in-store promotional allowances and rebates based on sales volumes. Certain products are promoted with direct consumer rebate programs and special purchasing incentives. Promotion costs (including allowances and rebates) incurred during the year are expensed to interim periods in relation to revenues and are recorded as a reduction of net sales. Accruals for expected payouts under the programs are included in the "Accrued liabilities" line in the Consolidated Balance Sheets.

Advertising

The Company advertises its branded products through national and regional media. Advertising costs incurred during the year are expensed to interim periods in relation to revenues. All advertising costs, except for external production costs, are expensed within the fiscal year in which such costs are

incurred. External production costs for advertising programs are deferred until the period in which the advertising is first aired.

Scotts LawnService® promotes its service offerings primarily through direct mail campaigns. External costs associated with these campaigns that qualify as direct response advertising costs are deferred and recognized as advertising expense in proportion to revenues over a period not beyond the end of the subsequent calendar year. Costs that are not direct advertising costs are expensed within the fiscal year incurred on a monthly basis in proportion of net sales. The costs deferred at September 30, 2007 and 2006 were $5.7 million and $5.6 million, respectively.

Advertising expenses were $150.9 million in fiscal 2007, $137.3 million in fiscal 2006 and $122.5 million in fiscal 2005.

Research and Development

All costs associated with research and development are charged to expense as incurred. Expense for fiscal 2007, 2006 and 2005 was $38.8 million, $35.1 million and $38.0 million including registrations of $9.3 million, $8.2 million and $7.5 million, respectively.

Environmental Costs

The Company recognizes environmental liabilities when conditions requiring remediation are probable and the amounts can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

Stock-Based Compensation Awards

In fiscal 2003, the Company began expensing prospective grants of employee stock-based compensation awards in accordance with SFAS 123, "Accounting for Stock-Based Compensation." The Company adopted SFAS 123(R), "Share-Based Payment" effective October 1, 2005, following the modified prospective application approach. The Company was already in substantial compliance with SFAS 123(R) at the adoption date as SFAS 123(R) closely parallels SFAS 123. The fair value of awards is expensed ratably over the vesting period, generally three years, except for grants to members of the Board of Directors of Scotts Miracle-Gro that have a shorter vesting period. The Company uses a binomial model to fair value its option grants.

Earnings per Common Share

Basic earnings per common share is computed based on the weighted-average number of common shares outstanding each period. Diluted earnings per common share is computed based on the weighted-average number of common shares and dilutive potential common shares (stock options, restricted stock, performance shares and stock appreciation rights) outstanding each period.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Allowances reflect our best estimate of amounts in our existing accounts receivable that may not be collected due to customer claims, the return of goods, or customer inability or unwillingness to pay. We determine the allowance based on customer risk assessment and historical experience. We review our allowances monthly. Past due balances over 90 days and in excess of a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account

balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

Inventories

Inventories are stated at the lower of cost or market, principally determined by the FIFO method. Certain growing media inventories are accounted for by the LIFO method. Approximately 5% of inventories were valued at the lower of LIFO cost or market at September 30, 2007 and 2006. Inventories include the cost of raw materials, labor, manufacturing overhead, and freight and in-bound handling costs incurred to pre-position goods in the Company's warehouse network. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventory at the lower of cost or market value. Reserves for excess and obsolete inventories were $15.6 million and $15.1 million at September 30, 2007 and 2006, respectively.

Goodwill and Indefinite-lived Intangible Assets

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets determined to have indefinite lives are not subject to amortization. Goodwill and indefinite-lived intangible assets are reviewed for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value and classified as "Impairment, restructuring and other charges" in the Consolidated Statement of Operations.

During the third quarter of fiscal 2007, the Company changed the timing of its annual goodwill impairment testing from the last day of the fiscal first quarter to the first day of the fiscal fourth quarter. As such, the annual impairment test was performed as of December 30, 2006 and was performed again as of July 1, 2007. This accounting is preferable in the circumstances as moving the timing of our annual goodwill impairment testing better aligns with the seasonal nature of the business and the timing of the annual strategic planning process. The Company believes that this change in accounting principle will not delay, accelerate, or avoid an impairment charge. In addition, the Company also changed the date of its annual indefinite life intangible impairment testing to the first day of the fiscal fourth quarter for the current year. The Company determined that the change in accounting principle related to the annual testing date does not result in adjustments to the financial statements applied retrospectively.

Long-lived Assets

Property, plant and equipment are stated at cost. Interest capitalized on capital projects amounted to $0.4 million, $0.5 million and $0.3 million during fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Expenditures for maintenance and repairs are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in income from operations.

Depreciation of property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:

Land improvements	10 — 25 years
Buildings	10 — 40 years
Machinery and equipment	3 — 15 years
Furniture and fixtures	6 — 10 years
Software	3 — 8 years

Intangible assets with finite lives, and therefore subject to amortization, include technology (e.g., patents), customer accounts, and certain tradenames. These intangible assets are being amortized on the straight-line method over periods typically ranging from 10 to 25 years. The Company's fixed assets and intangible assets subject to amortization are required to be tested for recoverability under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Internal Use Software

The Company accounts for the costs of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage. As of September 30, 2007 and 2006, the Company had $31.1 million and $29.4 million, respectively, in unamortized capitalized internal use computer software costs. Amortization of these costs was $12.1 million, $10.7 million and $9.6 million during fiscal 2007, 2006 and 2005, respectively.

Accruals for Self-Insured Losses

The Company maintains insurance for certain risks, including workers' compensation, general liability and vehicle liability, and is self-insured for employee related health care benefits. The Company accrues for the expected costs associated with these risks by considering historical claims experience, demographic factors, severity factors, and other relevant information. Costs are recognized in the period the claim is incurred, and the financial statement accruals include an actuarially determined estimate of claims incurred but not yet reported.

Translation of Foreign Currencies

For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income and expense accounts are translated at the average rate of exchange prevailing during the year. Translation gains and losses arising from the use of differing exchange rates from period to period are included in other comprehensive income, a component of shareholders' equity. Foreign currency transaction gains and losses are included in the determination of net income and amounted to a loss of $0.2 million, a loss of $0.7 million and a gain of $2.1 million in fiscal years 2007, 2006 and 2005, respectively.

Derivative Instruments

In the normal course of business, the Company is exposed to fluctuations in interest rates, the value of foreign currencies, and the cost of commodities. A variety of financial instruments, including forward and swap contracts, are used to manage these exposures. The Company's objective in managing these exposures is to better control these elements of cost and mitigate the earnings and cash flow volatility associated with changes in the applicable rates and prices.

The Company has established policies and procedures that encompass risk-management philosophy and objectives, guidelines for derivative-instrument usage, counterparty credit approval, and the monitoring and reporting of derivative activity. The Company does not enter into derivative instruments for the purpose of speculation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

Variable Interest Entities

Financial Accounting Standards Board (FASB) Interpretation 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46(R)) provides a framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of operations of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability company, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are

unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46(R) requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46(R) also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The Company's Scotts LawnService® business sells new franchise territories, primarily in small to mid-size markets, under arrangements where a portion of the franchise fee is paid in cash with the balance due under a promissory note. The Company believes that it may be the primary beneficiary for certain of its franchisees initially, but ceases to be the primary beneficiary as the franchisees develop their businesses and the promissory notes are repaid. At September 30, 2007, the Company had approximately $2.3 million in notes receivable from such franchisees. The effect of consolidating the entities where the Company may be the primary beneficiary for a limited period of time is not material to either the Consolidated Statements of Operations or the Consolidated Balance Sheets.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 158 — Employers' Accounting For Defined Benefit Pension And Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." The Company adopted the recognition and disclosure provisions of SFAS 158 as required on September 30, 2007. SFAS 158 requires the Company to record non-cash adjustments to recognize the funded status of each of its defined pension and postretirement benefit plans, measured as the difference between the plan assets and the benefit obligation, as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income or loss, and to recognize changes in that funded status in the year in which changes occur through comprehensive income or loss. The Company was already in compliance with the SFAS 158 requirement to measure plan assets and liabilities as of the Company's fiscal year end. The adoption of SFAS 158 had no effect on the Company's Consolidated Statement of Operations for any period presented, and it will not affect the Company's operating results in future periods. SFAS 158 does not change the way the Company measures plan assets and benefit obligations or the determination of net periodic benefit cost. The following table reflects the effects of the adoption of SFAS 158 on the Company's Consolidated Balance Sheet as of September 30, 2007. See the related footnote disclosures in Note 8, Retirement Plans and Note 9, Associate Medical Benefits.

	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported under SFAS 158
		(In millions)	
Prepaid and other assets	$ 136.8	$ (9.1)	$ 127.7
Accrued liabilities	283.1	3.7	286.8
Other liabilities	179.4	0.5	179.9
Total liabilities	1,793.7	4.2	1,797.9
Accumulated other comprehensive gain (loss)	(28.7)	(13.3)	(42.0)

Statement of Financial Accounting Standards No. 157 — Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued SFAS 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value, and

expands disclosures about fair value measurements. The Company will be required to adopt SFAS 157 no later than October 1, 2008, the beginning of its 2009 fiscal year. The provisions of SFAS 157 should be applied prospectively to the beginning of the fiscal year in which SFAS 157 is initially applied, except with respect to certain financial instruments as defined by SFAS 157. The Company has not yet determined the effect, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

Statement of Financial Accounting Standards No. 159 -The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the Financial Accounting Standards Board issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. SFAS 159 further establishes certain additional disclosure requirements. SFAS 159 is effective for the Company's financial statements for the fiscal year beginning on October 1, 2008, with earlier adoption permitted. No entity is permitted to apply SFAS 159 retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. Management is currently evaluating the impact and timing of the adoption of SFAS 159 on the Company's consolidated financial statements.

FIN 48 — Accounting For Uncertainty In Income Taxes — An Interpretation of FASB Statement No. 109

In July 2006, the Financial Accounting Standards Board has issued Interpretation (FIN) 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition. The enterprise determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The Company is required to adopt the provisions of FIN 48 in respect of all the Company's tax positions as of October 1, 2007, the beginning of fiscal 2008. The cumulative effect of applying the provisions of the Interpretation will be reported as an adjustment to the opening balance of retained earnings for fiscal 2008. The Company is completing its evaluation of FIN 48 and does not expect its adoption in the first quarter of fiscal 2008 to have a material impact on its financial position or results of operations.

NOTE 2. RECAPITALIZATION

On December 12, 2006, the Company announced a recapitalization plan to return $750 million to the Company's shareholders. This plan expanded and accelerated the previously announced five-year $500 million share repurchase program (which was canceled) under which the Company repurchased $87.9 million of its common shares during fiscal 2006. Pursuant to the recapitalization plan, on February 14, 2007, the Company completed a modified "Dutch auction" tender offer, resulting in the repurchase of 4.5 million of the Company's common shares for an aggregate purchase price of $245.5 million ($54.50 per share). On February 16, 2007, the Company's Board of Directors declared a special one-time cash dividend of $8.00 per share ($508 million in the aggregate), which was paid on March 5, 2007, to shareholders of record on February 26, 2007.

In order to fund these transactions, the Company entered into new credit facilities aggregating $2.15 billion and terminated its prior credit facility. As part of this debt restructuring, the Company also conducted a cash tender offer for any and all of its outstanding 6⅝% senior subordinated notes in an aggregate principal amount of $200 million. Reference should be made to Note 10, "Debt" for further information as to the new credit facilities and the repayment and termination of the prior credit facility and the 6⅝% senior subordinated notes.

The payment of the special one-time cash dividend required the Company to adjust the number of common shares subject to stock options and stock appreciation rights outstanding under the Company's share-based awards programs, as well as the price at which the awards may be exercised. Reference should be made to Note 11, Shareholders' Equity for further information. The Company's interest expense will be significantly higher for periods subsequent to the recapitalization transactions as a result of the borrowings incurred to fund the cash returned to shareholders. The following pro forma financial information has been compiled as if the Company had completed the recapitalization transactions as of October 1, 2005 for fiscal 2006 and as of October 1, 2006 for fiscal 2007. Borrowing rates in effect as of March 30, 2007 were used to compute pro forma interest expense. As the recapitalization involved a share repurchase, pro forma diluted common shares are also provided.

	Pro Forma Financial Information (Unaudited)	
	Year Ended September 30,	
	2007	2006
	(In millions, except per share data)	
Income before income taxes, as reported	$188.1	$ 212.9
Add back reported interest expense	70.7	39.6
Add back costs related to refinancing	18.3	—
Deduct pro forma interest expense	(94.3)	(100.8)
Pro forma income before income taxes	$182.8	$ 151.7
Pro forma income taxes	72.5	57.3
Pro forma net income	$110.3	$ 94.4
Pro forma basic net income per common share	$ 1.74	$ 1.50
Pro forma diluted net income per common share	$ 1.68	$ 1.45
Reported interest expense	$ 70.7	$ 39.6
Incremental interest on recapitalization borrowings	21.8	53.0
New credit facilities interest rate differential	1.5	7.4
Incremental amortization of new credit facilities fees	0.3	0.8
Pro forma interest expense	$ 94.3	$ 100.8
Pro forma effective tax rates	39.7%	37.8%

	Pro Forma Shares	
	Year Ended September 30,	
	2007	2006
	(In millions)	
Weighted-average common shares outstanding during the period	65.2	67.5
Incremental full period impact of repurchased common shares	(1.8)	(4.5)
Pro forma basic common shares	63.4	63.0
Weighted-average common shares outstanding during the period plus dilutive potential common shares	67.0	69.4
Incremental full period impact of repurchased common shares	(1.8)	(4.5)
Impact on dilutive potential common shares	0.3	0.3
Pro forma diluted common shares	65.5	65.2

NOTE 3. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

	September 30,	
	2007	2006
	(In millions)	
INVENTORIES, NET:		
Finished goods	$ 289.9	$ 267.4
Work-in-progress	28.3	36.0
Raw materials	87.7	105.8
	$ 405.9	$ 409.2
PROPERTY, PLANT AND EQUIPMENT, NET:		
Land and improvements	$ 58.9	$ 49.8
Buildings	162.8	144.6
Machinery and equipment	417.4	401.8
Furniture and fixtures	39.2	39.2
Software	88.6	79.7
Construction in progress	17.8	22.5
	784.7	737.6
Less: accumulated depreciation	(418.8)	(370.0)
	$ 365.9	$ 367.6
ACCRUED LIABILITIES:		
Payroll and other compensation accruals	$ 44.0	$ 53.7
Advertising and promotional accruals	138.8	126.8
Restructuring accruals	2.5	6.4
Other	101.5	82.2
	$ 286.8	$ 269.1
OTHER NON-CURRENT LIABILITIES:		
Accrued pension and postretirement liabilities	$ 79.8	$ 93.8
Legal and environmental reserves	4.2	4.2
Deferred tax liability	67.9	49.2
Other	28.0	17.3
	$ 179.9	$ 164.5

	September 30,		
	2007	2006	2005
	(In millions)		
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Unrecognized gain (loss) on derivatives, net of tax of $0.4, $(0.9) and $(1.2)	$ (0.6)	$ 1.8	$ 1.8
Minimum pension liability, net of tax of $0, $19.5 and $23.7	—	(34.1)	(40.6)
Pension liability under FAS 158, net of tax of $15.9	(27.0)	—	—
Foreign currency translation adjustment	(14.4)	(19.3)	(17.8)
	$(42.0)	$(51.6)	$(56.6)

NOTE 4. MARKETING AGREEMENT

The Company is Monsanto's exclusive agent for the domestic and international marketing and distribution of consumer Roundup® herbicide products. Under the terms of the Marketing Agreement with Monsanto, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of the Company's duties as agent. The annual gross commission under the Marketing Agreement is calculated as a percentage of the actual earnings before interest and income taxes (EBIT) of the consumer Roundup® business, as defined in the Marketing Agreement. Each year's percentage varies in accordance with the terms of the Marketing Agreement based on the achievement of two earnings thresholds and on commission rates that vary by threshold and program year.

The Marketing Agreement also requires the Company to make annual payments to Monsanto as a contribution against the overall expenses of the consumer Roundup® business. The annual contribution payment is defined in the Marketing Agreement as $20 million; however, portions of the annual contribution payments for the first three years of the Marketing Agreement were deferred with no expense recorded as payment of the deferred amount was considered to be contingent. During fiscal 2005, the Company updated its assessment of this contingent obligation and concluded that it was probable that the deferred amount totaling $45.7 million as of July 2, 2005 would be paid. Since the recognition of this contingent obligation was for previously deferred contribution payments, the Company recorded this liability with a charge to net sales in the quarter ended July 2, 2005. This amount bore interest at 8% until it was paid in October 2005.

Under the terms of the Marketing Agreement, the Company performs certain functions, primarily manufacturing conversion, selling and marketing support, on behalf of Monsanto in the conduct of the consumer Roundup® business. The actual costs incurred for these activities are charged to and reimbursed by Monsanto, for which the Company recognizes no gross profit or net income. The Company records costs incurred under the Marketing Agreement for which the Company is the primary obligor on a gross basis, recognizing such costs in "Cost of sales" and the reimbursement of these costs in "Net sales," with no effect on gross profit or net income. The related net sales and cost of sales were $47.7 million, $37.6 million and $40.7 million for fiscal 2007, 2006 and 2005, respectively.

The elements of the net commission earned under Marketing Agreement and included in "Net sales" for each of the three years in the period ended September 30, 2007 are as follows:

	2007	2006	2005
Gross commission	$ 62.7	$ 60.7	$ 67.0
Contribution expenses	(20.0)	(20.0)	(23.8)
Deferred contribution charge	—	—	(45.7)
Amortization of marketing fee	(0.8)	(0.8)	(2.8)
Net commission income (expense)	41.9	39.9	(5.3)
Reimbursements associated with Marketing Agreement	47.7	37.6	40.7
Total net sales associated with Marketing Agreement	$ 89.6	$ 77.5	$ 35.4

In consideration for the rights granted to the Company under the Marketing Agreement for North America, the Company was required to pay a marketing fee of $33 million to Monsanto. The Company has deferred this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the Marketing Agreement. Based on management's current assessment of the likely term of the Marketing Agreement, the useful life over which the marketing fee is being amortized is 20 years.

The Marketing Agreement has no definite term except as it relates to the European Union countries. With respect to the European Union countries, the term of the Marketing Agreement has been extended through September 30, 2008 and may be renewed at the option of both parties for two additional successive terms ending on September 30, 2015 and 2018, with a separate determination being made by the parties at least six months prior to the expiration of each such term as to whether to commence a subsequent renewal term. If Monsanto does not agree to the renewal term with respect to the European Union countries, the commission structure will be renegotiated within the terms of the

Marketing Agreement. For countries outside of the European Union, the Marketing Agreement continues indefinitely unless terminated by either party.

The Marketing Agreement provides Monsanto with the right to terminate the Marketing Agreement for an event of default (as defined in the Marketing Agreement) by the Company or a change in control of Monsanto or the sale of the consumer Roundup® business. The Marketing Agreement provides the Company with the right to terminate the Marketing Agreement in certain circumstances including an event of default by Monsanto or the sale of the consumer Roundup® business. Unless Monsanto terminates the Marketing Agreement for an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. If Monsanto terminates the Marketing Agreement upon a change of control of Monsanto or the sale of the consumer Roundup® business prior to September 30, 2008, the Company will be entitled to a termination fee in excess of $100 million. If the Company terminates the Marketing Agreement upon an uncured material breach, material fraud or material willful misconduct by Monsanto, the Company will be entitled to receive a termination fee in excess of $100 million if the termination occurs prior to September 30, 2008. The termination fee declines over time from $100 million to a minimum of $16 million for terminations between September 30, 2008 and September 30, 2018. If Monsanto was to terminate the Marketing Agreement for cause, the Company would not be entitled to any termination fee, and would lose all, or a significant portion, of the significant source of earnings and overhead expense absorption the Marketing Agreement provides. Monsanto may also be able to terminate the Marketing Agreement within a given region, including North America, without paying the Company a termination fee if sales to consumers in that region decline: (1) over a cumulative three fiscal year period; or (2) by more than 5% for each of two consecutive years.

NOTE 5. IMPAIRMENT, RESTRUCTURING AND OTHER CHARGES

The Company recorded net restructuring and other charges of $2.7 million, $9.4 million and $9.5 million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Other charges in fiscal 2007 relate to certain assets and ongoing monitoring and remediation costs associated with the Company's turfgrass biotechnology program. Substantially all costs in fiscal 2006 and $26.3 million in fiscal 2005 were for severance and related costs, including curtailment charges relating to a pension plan and the retiree medical plan, related primarily to a strategic improvement plan designed to reduce general and administrative costs. Offsetting the fiscal 2005 charges was a reserve reversal of $7.9 million related to the collection of outstanding accounts receivable due from Central Garden & Pet Company (Central Garden), and a net settlement gain of $8.9 million related to the lawsuit against Aventis.

Goodwill and intangible asset impairment charges of $35.3 million, $66.4 million and $23.4 million were recorded in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. The nature of the impairment charges are discussed further in Note 6, Goodwill and Intangible Assets, Net.

The following table details impairment, restructuring and other charges and rolls forward the cash portion of the restructuring and other charges accrued in fiscal 2007, 2006 and 2005 (in millions):

	2007	2006	2005
Restructuring and other charges:			
Severance	$ —	$ 8.5	$15.9
Facility exit costs	—	—	0.1
Curtailment of pension and retiree medical plans	—	—	4.9
Other related costs	2.7	0.9	5.4
Central Garden litigation	—	—	(7.9)
Aventis litigation	—	—	(8.9)
Net restructuring and other charges	2.7	9.4	9.5
Goodwill and intangible asset impairment	35.3	66.4	23.4
Total impairment, restructuring and other charges	$38.0	$ 75.8	$32.9
Amounts reserved for restructuring and other charges at beginning of year	$ 6.4	$ 15.6	$ 5.3
Restructuring and other charges	2.7	9.4	9.5
Receipts, payments and other	(6.6)	(18.6)	0.8
Amounts reserved for restructuring and other charges at end of year	$ 2.5	$ 6.4	$15.6

The activities to which these costs apply are expected to be largely completed in fiscal 2008. The balance of the accrued charges at September 30, 2007 and 2006, are included in "Accrued liabilities" on the Consolidated Balance Sheets.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS, NET

In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are not subject to amortization. Goodwill and indefinite-lived intangible assets are reviewed for impairment by applying a fair-value based test on an annual basis or more frequently if circumstances indicate a potential impairment. As discussed in Note 1, Summary of Significant Accounting Policies, during the third quarter of fiscal 2007, the Company changed the timing of its annual goodwill impairment testing from the last day of the fiscal first quarter to the first day of the fiscal fourth quarter. As such, annual impairment testing for fiscal 2007 was performed as of December 30, 2006 and again as of July 1, 2007.

Management engages an independent valuation firm to assist in its impairment assessment reviews. The value of all indefinite-lived tradenames was determined using a royalty savings methodology similar to that employed when the associated businesses were acquired but using updated estimates of sales, cash flow and profitability. The fair value of the Company's reporting units for purposes of goodwill testing was determined primarily by employing a discounted cash flow methodology.

At December 30, 2006, the Company completed its impairment analysis and determined that a charge for impairment was not required.

The Company's fourth quarter fiscal 2007 impairment review resulted in a non-cash goodwill and intangible asset impairment charge of $35.3 million. In part as a result of the disappointing 2007 lawn and garden season, management undertook a comprehensive strategic update of the Company's business initiatives in the fourth quarter of fiscal 2007. One outcome of this update was a decision to increase the focus of resources on the Company's core consumer lawn and garden do-it-yourself businesses. This process also involved a re-evaluation of the strategy and cash flow projections surrounding the Company's Smith & Hawken® business, which has consistently performed below expectations since it was acquired in early fiscal 2005. While the Company remains committed to the outdoor living category and intends to more vigorously leverage the Smith & Hawken® brand in other lawn and garden categories, management revised its Smith & Hawken® strategy to reflect a scaled back retail expansion plan, with an increased focus on aggressively expanding the wholesale aspect of this business. This resulted in a decrease in the prior cash flow projections for this business, resulting in a $24.6 million goodwill impairment charge and a $4.6 million impairment charge for an indefinite-lived tradename. The goodwill impairment charge is an estimate, as the appraisals necessary to complete the required SFAS 142 evaluation of the Smith & Hawken® goodwill remain in process as of the date of this

report. The Company will finalize this evaluation in the first quarter of fiscal 2008 and, if necessary, update the impairment charge for Smith & Hawken® goodwill in that reporting period.

Management's fiscal 2007 fourth quarter strategic update also encompassed other areas. The Company remains strongly committed to the development of turfgrass varieties that could one day require less mowing, less water and fewer treatments to resist insects, weeds and disease. The Company's efforts to develop such turfgrass varieties include conventional breeding programs, as well as research and development involving biotechnology. Efforts to develop turfgrass varieties involving biotechnology have yielded positive results; however, the required regulatory approval process is taking longer than anticipated, impacting the Company's ability to commercialize such innovations. As a result of management's fiscal 2007 fourth quarter strategic update, the Company recorded a $2.2 million goodwill impairment charge related to its turfgrass biotechnology program. Similarly, a strategic update of certain information technology initiatives in the Company's Scotts LawnService® segment resulted in a $3.9 million impairment charge.

The Company's fiscal 2006 annual impairment analysis resulted in an impairment charge of $1.0 million associated with a tradename no longer in use in the European consumer business. Subsequent to the fiscal 2006 first quarter impairment analysis, the European consumer business of the International reporting segment and Smith & Hawken® experienced significant off plan performance. Management believes the off plan performance of the European consumer business was driven largely by category declines in the European consumer markets. The off plan performance of these two businesses was an indication that, more-likely-than-not, the fair values of the related reporting units and indefinite-lived intangibles have declined below their carrying amount. Accordingly, an interim impairment test was performed for the goodwill and indefinite-lived tradenames of these reporting units during the fourth quarter of fiscal 2006. As a result of the interim impairment test, the Company recorded a $65.4 million non-cash impairment charge, $62.3 million of which was associated with indefinite-lived tradenames that continue to be employed in the consumer portion of the International reporting segment. The balance of the fiscal 2006 fourth quarter impairment charge was in the North America segment and consisted of $1.3 million for a Canadian tradename being phased out and $1.8 million related to goodwill of a pottery business being exited. The interim impairment testing of the Smith & Hawken® goodwill and indefinite-lived tradename did not indicate impairment.

The following table presents goodwill and intangible assets as of September 30, 2007 and 2006 (dollars in millions).

		September 30, 2007			September 30, 2006		
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:							
Technology	14	$ 56.7	$ (37.1)	$ 19.6	$ 54.3	$(34.3)	$ 20.0
Customer relationships	16	89.0	(29.6)	59.4	80.5	(17.9)	62.6
Tradenames	17	11.3	(5.6)	5.7	11.3	(4.9)	6.4
Other	15	117.7	(82.0)	35.7	111.2	(75.6)	35.6
Total amortizable intangible assets, net				120.4			124.6
Unamortizable intangible assets:							
Tradenames				298.4			300.1
Total intangible assets, net				418.8			424.7
Goodwill				462.9			458.1
Total goodwill and intangible assets, net				$881.7			$882.8

The changes to the net carrying value of goodwill by segment for the fiscal years ended September 30, 2007 and 2006, are as follows (in millions):

	North America	Scotts LawnService®	International	Other/ Corporate	Total
Balance as of September 30, 2005	$190.9	$105.0	$112.4	$ 24.6	$432.9
Increases due to acquisitions	16.6	3.6	—	—	20.2
Impairment	(1.8)	—	—	—	(1.8)
Other, primarily cumulative translation	—	—	6.8	—	6.8
Balance as of September 30, 2006	$205.7	$108.6	$119.2	$ 24.6	$ 458.1
Increases due to acquisitions	4.3	14.9	—	—	19.2
Impairment	(2.2)	—	—	(24.6)	(26.8)
Other, primarily cumulative translation	(0.1)	—	12.5	—	12.4
Balance as of September 30, 2007	$207.7	$ 123.5	$131.7	$ —	$462.9

The total amortization expense for the fiscal years ended September 30, 2007, 2006 and 2005 was $16.1 million, $16.0 million and $17.6 million, respectively. Amortization expense is estimated to be as follows for the fiscal years ending September 30 (in millions):

2008	$16.6
2009	15.0
2010	13.6
2011	12.9
2012	11.9

NOTE 7. ACQUISITIONS

The Company continues to view strategic acquisitions as a means to enhance our strong core businesses. The following recaps key acquisitions made during fiscal 2006:

Date of Acquisition	Assets Acquired	Consideration	Reasons for the Acquisition
June 2006	Certain brands and assets of Landmark Seed Company, a leading producer and distributor of quality professional seed and turfgrasses.	Cash of $6.2 million with an additional $1 million deferred to future periods.	Transaction enhances the Company's position in the global turfgrass seed industry and compliments the acquisition from Turf-Seed, Inc.
May 2006	Certain brands and assets of Turf-Seed, Inc., a leading producer of quality commercial turfgrasses, including 49% equity interest in Turf-Seed Europe, which distributes Turf-Seed's grass varieties throughout the European Union and other countries in the region.	Cash of $10.0 million plus assumed liabilities of $4.5 million. Contingent consideration based on future performance of the business due in 2012 that may approximate $15 million which would be recorded as additional purchase price.	Integration of Turf-Seed's extensive professional seed sales and distribution network with the Company's existing presence and industry leading brands in the consumer seed market will strengthen the Company's overall global position in the seed category.
November 2005	All the outstanding shares of Gutwein & Co., Inc. ("Gutwein"), a leader in the growing North America wild bird food category.	$78.3 million in cash plus assumed liabilities of $4.7 million.	Gutwein's Morning Song® branded products are sold at leading mass retailers, grocery, pet and general merchandise stores. This acquisition gives the Company its entry into the North America wild bird food category, a large, growing, fragmented category with tremendous opportunity for branding and innovation.
October 2005	All the outstanding shares of Rod McLellan Company ("RMC"), a leading branded producer and marketer of soil and landscape products in the western U.S.	$20.5 million in cash plus assumed liabilities of $6.8 million.	RMC compliments our existing line of growing media products and has been integrated into that business.

On a pro forma basis, net sales for the fiscal year ended September 30, 2005 would have been $2.48 billion (an increase of $114.5 million) had the acquisitions of RMC and Gutwein, and the brands and assets from Turf-Seed and Landmark Seed occurred as of October 1, 2004. The pro forma reported net income for the fiscal year ended September 30, 2005 would have increased by approximately $6.5 million or 0.09 cents per diluted common share. Due to the timing of these acquisitions in fiscal 2006, pro forma results would not be materially different from actual results for the fiscal year ended September 30, 2006.

Scotts LawnService®

From fiscal 2005 through 2007, the Company's Scotts LawnService® segment acquired 19 individual lawn service entities for a total cost of approximately $33.3 million. The following table summarizes the details of these transactions by fiscal year (dollar amounts in millions):

	Fiscal Year		
	2007	2006	2005
Number of individual acquisitions	11	5	3
Total cost	$22.5	$4.4	$6.4
Portion of cost paid in cash	18.7	3.4	4.1
Notes issued and liabilities assumed	3.8	1.0	2.3
Goodwill	14.9	3.5	4.7
Other intangible assets	6.3	0.7	0.9
Working capital and property, plant and equipment	1.3	0.2	0.8

Pro forma results would not be materially different from actual results for the fiscal year ended September 30, 2007.

NOTE 8. RETIREMENT PLANS

The Company sponsors a defined contribution profit sharing and 401(k) plan for substantially all U.S. associates. The Company provides a base contribution equal to 2% of compensation up to 50% of the Social Security taxable wage base plus 4% of remaining compensation. Associates also may make pretax contributions from compensation that are matched by the Company at 100% of the associates' initial 3% contribution and 50% of their remaining contribution up to 5%. The Company recorded charges of $10.7 million, $10.3 million and $10.8 million under the plan in fiscal 2007, 2006 and 2005, respectively.

The Company sponsors two defined benefit plans for certain U.S. associates. Benefits under these plans have been frozen and closed to new associates since 1997. The benefits under the primary plan are based on years of service and the associates' average final compensation or stated amounts. The Company's funding policy, consistent with statutory requirements and tax considerations, is based on actuarial computations using the Projected Unit Credit method. The second frozen plan is a non-qualified supplemental pension plan. This plan provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's pension plan if it were not for limitations imposed by the income tax regulations.

The Company sponsors defined benefit pension plans associated with its International businesses in the United Kingdom, the Netherlands, Germany, and France. These plans generally cover all associates of the respective businesses with retirement benefits primarily based on years of service and compensation levels. During fiscal 2004, the U.K. plans were closed to new participants, but existing participants continue to accrue benefits. All newly hired associates of the U.K. business now participate in a new defined contribution plan in lieu of the defined benefit plans.

The following tables present information about benefit obligations, plan assets, annual expense, assumptions and other information about the Company's defined benefit pension plans (in millions), including the disclosures required by SFAS 158 which was adopted by the Company on September 30, 2007. The incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheet at September 30, 2007 is discussed in Note 1, Summary of Significant Accounting Policies. The defined benefit plans are valued using a September 30 measurement date.

	Curtailed Defined Benefit Plans		International Benefit Plans	
	2007	2006	2007	2006
Change in projected benefit obligation				
Benefit obligation at beginning of year	$93.4	$96.1	$178.7	$158.2
Service cost	—	—	3.9	4.2
Interest cost	5.3	5.2	9.2	7.7
Plan participants' contributions	—	—	0.9	0.9
Plan amendments	—	—	(0.8)	—
Curtailment /settlement gain	—	—	(0.6)	(1.1)
Actuarial loss (gain)	(1.5)	(1.7)	(23.8)	3.4
Benefits paid	(6.4)	(6.2)	(6.0)	(4.7)
Other	—	—	0.2	—
Special termination benefits	—	—	0.5	—
Foreign currency translation	—	—	17.3	10.1
Projected benefit obligation at end of year	$90.8	$93.4	$179.5	$178.7
Accumulated benefit obligation at end of year	$90.8	$93.4	$158.6	$154.5
Change in plan assets				
Fair value of plan assets at beginning of year	$70.9	$72.5	$ 116.1	$ 96.4
Actual return on plan assets	9.3	4.4	10.4	9.8
Employer contribution	4.1	0.2	9.6	7.2
Plan participants' contributions	—	—	0.9	0.9
Benefits paid	(6.4)	(6.2)	(6.0)	(4.7)
Foreign currency translation	—	—	11.9	6.5
Other	—	—	(0.2)	—
Fair value of plan assets at end of year	$77.9	$70.9	$142.7	$ 116.1
Funded status at end of year	$ 12.9	$22.5	$ 36.8	$ 62.6
Information for pension plans with an accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$90.8	$93.4	$ 28.1	$178.7
Accumulated benefit obligation	90.8	93.4	26.5	154.5
Fair value of plan assets	77.9	70.9	7.0	116.1
Amounts recognized in the Consolidated Balance Sheets consist of:				
Current liabilities	$ 0.2	$ —	$ 1.0	$ —
Noncurrent liabilities	12.7	22.5	35.8	40.1
Total amount accrued	$ 12.9	$22.5	$ 36.8	$ 40.1

	Curtailed Defined Benefit Plans		International Benefit Plans	
	2007	2006	2007	2006
Amounts recognized in accumulated other comprehensive loss consist of:				
Actuarial loss	$22.0		$ 21.7	
Prior service cost	–		(1.1)	
Net amount recognized	$22.0		$ 20.6	
Amounts in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost in fiscal 2008 are as follows:				
Actuarial loss	$ 1.3		$ 0.6	
Prior service cost	–		(0.1)	
Amount to be amortized into net periodic benefit cost	$ 1.3		$ 0.5	
Weighted average assumptions used in development of projected benefit obligation:				
Discount rate	6.11%	5.93%	5.67%	4.86%
Rate of compensation increase	n/a	n/a	3.5%	3.5%

	Curtailed Defined Benefit Plan			International Benefit Plans		
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost						
Service cost	$ –	$ –	$ –	$ 3.9	$ 4.2	$ 3.3
Interest cost	5.3	5.2	5.2	9.2	7.7	7.1
Expected return on plan assets	(5.6)	(5.5)	(5.4)	(8.2)	(7.0)	(6.3)
Net amortization	2.1	2.2	2.6	2.1	2.0	1.4
Net periodic benefit cost	1.8	1.9	2.4	7.0	6.9	5.5
Curtailment /settlement loss (gain)	–	–	2.3	0.6	(1.1)	–
Total benefit cost	$ 1.8	$ 1.9	$ 4.7	$ 7.6	$ 5.8	$ 5.5

	Curtailed Defined Benefit Plan			International Benefit Plans		
	2007	2006	2005	2007	2006	2005
Weighted average assumptions used in development of net periodic benefit cost:						
Discount rate	5.93%	5.63%	5.75%	4.86%	4.68%	5.35%
Expected return on plan assets	8.0%	8.0%	8.0%	6.6%	6.9%	7.5%
Rate of compensation increase	n/a	n/a	n/a	3.5%	3.5%	3.7%

Other Information:

	Curtailed Defined Benefit Plans	International Benefit Plans
Plan asset allocations:		
Target for September 30, 2008:		
Equity securities	60%	50%
Debt securities	40%	50%
September 30, 2007:		
Equity securities	61%	50%
Debt securities	38%	49%
Other	1%	1%
September 30, 2006:		
Equity securities	66%	56%
Debt securities	34%	43%
Other	—	1%
Expected contributions in fiscal 2008:		
Company	4.9	9.4
Employee	—	0.9
Expected future benefit payments:		
2008	6.5	5.1
2009	6.5	5.2
2010	6.6	5.7
2011	6.6	5.8
2012	6.7	6.4
Total 2013 to 2017	33.9	37.2

Investment Strategy:

Target allocation percentages among various asset classes are maintained based on an individual investment policy established for each of the various pension plans. Asset allocations are designed to achieve long term objectives of return, while mitigating against downside risk and considering expected cash requirements to fund benefit payments.

Basis for Long-Term Rate of Return on Asset Assumptions:

The Company's expected long-term rate of return on asset assumptions are derived from studies conducted by third parties. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected. While the studies give appropriate consideration to recent fund performance and historical returns, the assumptions primarily represent expectations about future rates of return over the long term.

NOTE 9. ASSOCIATE MEDICAL BENEFITS

The Company provides comprehensive major medical benefits to certain of its retired associates and their dependents. Substantially all of the Company's domestic associates who were hired before January 1, 1998 become eligible for these benefits if they retire at age 55 or older with more than ten years of service. The plan requires certain minimum contributions from retired associates and includes provisions to limit the overall cost increases the Company is required to cover. The Company funds its portion of retiree medical benefits on a pay-as-you-go basis.

The following table sets forth the information about the retiree medical plan for domestic associates (in millions) including the disclosures required by SFAS 158 which was adopted by the Company on September 30, 2007. The incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheet at September 30, 2007 is discussed in Note 1, Summary of Significant Accounting Policies. The retiree medical plan is valued using a September 30 measurement date.

	2007	2006
Change in Accumulated Plan Benefit Obligation (APBO)		
Benefit obligation at beginning of year	$ 33.2	$ 34.7
Service cost	0.6	0.7
Interest cost	1.8	1.9
Plan participants' contributions	0.9	0.7
Actuarial gain	(3.4)	(2.3)
Benefits paid (net of federal subsidy of $0.3 and $0.2)	(2.7)	(2.5)
Benefit obligation at end of year	$ 30.4	$ 33.2
Change in plan assets		
Fair value of plan assets at beginning of year	$ –	$ –
Employer contribution	2.1	2.0
Plan participants' contributions	0.9	0.7
Gross benefits paid	(3.0)	(2.7)
Fair value of plan assets at end of year	–	–
Funded status at end of year	$(30.4)	$(33.2)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current liabilities	$ (2.5)	$ –
Noncurrent liabilities	(27.9)	(29.5)
Total amount accrued	$(30.4)	$(29.5)
Reconciliation of funded status and accrued amounts:		
Funded status as of September 30 measurement date	$(30.4)	$(33.2)
Unrecognized prior loss	–	3.7
Accrued benefit cost	$(30.4)	$(29.5)
Amounts recognized in accumulated other comprehensive loss consist of:		
Actuarial loss	$ 0.3	
The estimated actuarial loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.		
Discount rate used in development of APBO	6.22%	5.86%

	2007	2006	2005
Components of net periodic benefit cost			
Service cost	$ 0.6	$ 0.7	$ 0.7
Interest cost	1.8	1.9	2.0
Amortization of actuarial loss	—	0.1	0.6
Net periodic postretirement benefit cost	2.4	2.7	3.3
Curtailment charge	—	—	2.5
Total postretirement benefit cost	$ 2.4	$ 2.7	$ 5.8
Discount rate used in development of net periodic benefit cost	5.86%	5.51%	5.75%

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") became law. The Act provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to the benefit established by the Act. On May 19, 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "FSP"). The FSP provides guidance on accounting for the effects of the Act, which the Company adopted at the beginning of its fourth quarter of fiscal 2004. The APBO at September 30, 2007, has been reduced by a deferred actuarial gain in the amount of $5.6 million to reflect the effect of the subsidy related to benefits attributed to past service. The amortization of the actuarial gain and reduction of service and interest costs served to reduce net periodic post retirement benefit cost for fiscal years 2007, 2006 and 2005 by $0.7 million, $0.9 million and $0.2 million, respectively.

For measurement as of September 30, 2007, management has assumed that health care costs will increase at an annual rate of 7.5% in fiscal 2008, decreasing 0.50% per year to an ultimate trend of 5.00% in 2013. A 1% increase in health cost trend rate assumptions would increase the APBO as of September 30, 2007 and 2006 by $0 and $0.1 million, respectively. A 1% decrease in health cost trend rate assumptions would decrease the APBO as of September 30, 2007 and 2006 by $0.1 million and $0.2 million, respectively. A 1% increase or decrease in the same rate would not have a material effect on service or interest costs.

Estimated Future Benefit Payments

The following benefit payments under the plan are expected to be paid by the Company and the retirees for the fiscal years indicated (in millions):

	Gross Benefit Payments	Retiree Contributions	Medicare Part D Subsidy	Net Company Payments
2008	$ 3.7	$ (0.9)	$(0.3)	$ 2.5
2009	3.9	(1.1)	(0.3)	2.5
2010	4.1	(1.2)	(0.4)	2.5
2011	4.3	(1.4)	(0.4)	2.5
2012	4.6	(1.6)	(0.5)	2.5
2013-2017	26.9	(11.6)	(2.9)	12.4

The Company also provides comprehensive major medical benefits to its associates. The Company is self-insured for certain health benefits up to $0.3 million per occurrence per individual. The cost of such benefits is recognized as expense in the period the claim is incurred. This cost was $21.4 million, $21.8 million and $17.9 million in fiscal 2007, 2006 and 2005, respectively.

NOTE 10. DEBT

	September 30, 2007	September 30, 2006
	(In millions)	
Credit Facilities:		
Revolving loans	$ 469.2	$ 253.8
Term loans	558.6	—
Master Accounts Receivable Purchase Agreement	64.4	—
6⅝% Senior Subordinated Notes	—	200.0
Notes due to sellers	15.1	15.4
Foreign bank borrowings and term loans	—	2.8
Other	10.5	9.2
	1,117.8	481.2
Less current portions	86.4	6.0
	$1,031.4	$ 475.2

The Company's debt matures as follows for each of the next five fiscal years and thereafter (in millions):

2008	$ 86.4
2009	87.4
2010	157.0
2011	193.6
2012	589.4
Thereafter	4.0
	$1,117.8

In connection with the recapitalization transactions discussed in Note 2, Scotts Miracle-Gro and certain of its subsidiaries have entered into the following loan facilities totaling up to $2.15 billion in the aggregate: (a) a senior secured five-year term loan in the principal amount of $560 million and (b) a senior secured five-year revolving loan facility in the aggregate principal amount of up to $1.59 billion. Under the terms of the loan facilities, the Company may request an additional $200 million in revolving credit and/or term credit commitments, subject to approval from the lenders. Borrowings may be made in various currencies including U.S. dollars, Euros, British pounds sterling, Australian dollars and Canadian dollars. The new $2.15 billion senior secured credit facilities replaced the Company's former $1.05 billion senior credit facility.

The terms of the new senior secured credit facilities provide for customary representations and warranties and affirmative covenants similar to the prior senior credit facility. The new senior secured credit facilities also contain customary negative covenants providing limitations, subject to negotiated carve-outs, on liens; contingent obligations; fundamental changes; acquisitions, investments, loans and advances; indebtedness; restrictions on subsidiary distributions; transactions with affiliates and officers; sales of assets; sale and leaseback transactions; changing the Company's fiscal year end; modifications of certain debt instruments; negative pledge clauses; entering into new lines of business; and restricted payments (including dividend payments restricted to $55 million annually based on the current Leverage Ratio (as defined) of the Company). The new senior secured credit facilities are secured by collateral that includes the capital stock of specified subsidiaries of Scotts Miracle-Gro, substantially all domestic accounts receivable (exclusive of any "sold" receivables), inventory, and equipment. The new senior secured credit facilities also require the maintenance of a specified Leverage Ratio and Interest Coverage Ratio (both as defined), and are guaranteed by substantially all of Scotts Miracle-Gro's domestic subsidiaries.

The new senior secured credit facilities have several borrowing options, including interest rates that are based on (i) a LIBOR rate plus a margin based on a Leverage Ratio (as defined) or (ii) the greater of the prime rate or the Federal Funds Effective Rate (as defined) plus ½ of 1% plus a margin based on a Leverage Ratio (as defined). Commitment fees are paid quarterly and are calculated as an amount equal to the product of a rate based on a Leverage Ratio (as defined) and the average daily unused portion of both the revolving and term credit facilities. Amounts outstanding under the new senior secured credit facilities at September 30, 2007 were at interest rates based on LIBOR applicable to the borrowed currencies plus 125 basis points. The weighted average interest rates on amounts outstanding under the credit facilities were 6.5% and 4.4% at September 30, 2007 and 2006, respectively. As of September 30, 2007, there was $1,098.1 million of availability under the new senior secured credit facilities. Under the new senior secured credit facilities, the Company has the ability to issue letter of credit commitments up to $65.0 million. At September 30, 2007, the Company had letters of credit in the amount of $22.2 million outstanding.

On January 10, 2007, the Company also launched a cash tender offer for any and all of its outstanding 6⅝% senior subordinated notes due 2013 in an aggregate principal amount of $200 million. Substantially all of the 6⅝% senior subordinated notes were repurchased under the terms of the tender offer on February 14, 2007. The remaining senior subordinated notes not tendered were subsequently called and repurchased on March 26, 2007. Proceeds from the new senior secured credit facilities were used to fund the repurchase of the 6⅝% senior subordinated notes, at an aggregate cost of $209.6 million including an early redemption premium.

At September 30, 2007, the Company had outstanding interest rate swaps with major financial institutions that effectively converted a portion of variable-rate debt denominated in the Euro, British pound and U.S. dollar to a fixed rate. The swap agreements have a total U.S. dollar equivalent notional amount of $720.0 million. The term, expiration date and rates of these swaps are as follows:

Currency	Notional Amount in USD	Term	Expiration Date	Fixed Rate
	(In millions)			
British pound	$ 59.0	3 years	11/17/2008	4.76%
Euro	61.0	3 years	11/17/2008	2.98%
U.S. dollar	200.0	2 years	3/31/2009	4.90%
U.S. dollar	200.0	3 years	3/31/2010	4.87%
U.S. dollar	200.0	5 years	2/14/2012	5.20%

The Company has recorded a charge of $18.3 million (including approximately $8.0 million of noncash charges associated with the write-off of deferred financing costs) during fiscal 2007 relating to the refinancing of the former $1.05 billion senior credit facility and the repurchase of the 6⅝% senior subordinated notes.

Master Accounts Receivable Purchase Agreement

On April 11, 2007, the Company entered into a Master Accounts Receivable Purchase Agreement (the "MARP Agreement"). The facility terminates on April 10, 2008, or such later date as may be extended by mutual consent of the Company and lenders. The Company currently intends to request an extension. The MARP Agreement provides for the discounted sale, on a revolving basis, of accounts receivable generated by specified account debtors, with seasonally adjusted monthly aggregate limits ranging from $55 million to $300 million. The MARP Agreement also provides for specified account debtor sublimit amounts, which provide limits on the amount of receivables owed by individual account debtors that can be sold.

The MARP Agreement provides that although the specified receivables are sold, the purchaser has the right to require the Company to repurchase uncollected receivables if certain events occur, including the breach of certain covenants, warranties or representations made by the Company with respect to such receivables. However, the purchaser does not have the right to require the Company to repurchase any uncollected receivables if nonpayment is due to the account debtor's financial inability to pay. Under certain specified conditions, the Company has the right to repurchase receivables which have been sold pursuant to the MARP Agreement. The purchase price paid by the purchaser reflects a discount

on the adjusted amount (primarily reflecting historical dilution and potential trade credits) of the receivables purchased, which effectively is equal to the 30-day LIBOR rate plus a margin of .65% per annum. The Company continues to be responsible for the servicing and administration of the receivables purchased.

The Company accounts for the sale of receivables under the MARP Agreement as short-term debt and continues to carry the receivables on its Consolidated Balance Sheet, in accordance with SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," primarily as a result of the Company's right to repurchase receivables sold. The caption "Accounts receivable pledged under MARP Agreement" in the amount of $149.5 million on the accompanying Consolidated Balance Sheet as of September 30, 2007, represents the pool of receivables that have been designated as "sold" and serve as collateral for short-term debt in the amount of $64.4 million as of that date.

The Company was in compliance with the terms of all borrowing agreements at September 30, 2007.

NOTE 11. SHAREHOLDERS' EQUITY

	2007	2006
	(In millions)	
Preferred shares, no par value:		
Authorized	0.2 shares	0.2 shares
Issued	0.0 shares	0.0 shares
Common shares, no par value, $.01 stated value per share		
Authorized	100.0 shares	100.0 shares
Issued	68.1 shares	68.1 shares

In fiscal 1995, The Scotts Company merged with Stern's Miracle-Gro Products, Inc. (Miracle-Gro). At September 30, 2007, the former shareholders of Miracle-Gro, including Hagedorn Partnership, L.P., owned approximately 33% of Scotts Miracle-Gro's outstanding common shares and, thus, have the ability to significantly influence the election of directors and approval of other actions requiring the approval of Scotts Miracle-Gro's shareholders.

Under the terms of the Miracle-Gro merger agreement, the former shareholders of Miracle-Gro may not collectively acquire, directly or indirectly, beneficial ownership of Voting Stock (as that term is defined in the Miracle-Gro merger agreement) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of Scotts Miracle-Gro other than the former shareholders of Miracle-Gro and their affiliates and associates.

Scotts Miracle-Gro reacquired 4.5 million and 2.0 million common shares during fiscal 2007 and fiscal 2006, respectively, to be held in treasury. Common shares held in treasury totaling 2.0 million and 0.5 million have been reissued in support of share-based compensation awards and employee purchases under the employee stock purchase plan during fiscal 2007 and fiscal 2006, respectively. See Note 2 for a discussion of the Company's fiscal 2007 recapitalization transactions.

Share-Based Awards

Scotts Miracle-Gro grants share-based awards annually to officers and other key employees of the Company and non-employee directors. The Company's share-based awards typically consist of stock options and restricted stock, although performance share awards have been made. Stock appreciation rights ("SARs") also have been granted, though not in recent years. SARs result in less dilution than stock options as the SAR holder receives a net share settlement upon exercise. These share-based awards have been made under plans approved by the shareholders. Generally, employee share-based awards provide for three-year cliff vesting, while awards to non-employee directors typically vest in one year or less. Share-based awards are forfeited if a holder terminates employment or service with the Company prior to the vesting date. The Company estimates that 10% of its share-based awards will be forfeited based on an analysis of historical trends. This assumption is re-evaluated on an annual basis

by grant and adjusted as appropriate. Stock options and SAR awards have exercise prices equal to the market price of the underlying common shares on the date of grant with a term of 10 years. If available, the Company will typically use treasury shares, or if not available, newly issued common shares in satisfaction of its share-based awards.

A maximum of 18 million common shares are available for issuance under share-based award plans. At September 30, 2007, approximately 3.3 million common shares were not subject to outstanding awards and were available to underlie the grant of new share-based awards. Subsequent to September 30, 2007, awards covering 1.0 million common shares were granted to key employees with an estimated fair value of $17.6 million on the date of grant.

The following is a recap of the share-based awards granted over the periods indicated:

	Year Ended September 30,		
	2007	2006	2005
Key employees			
Options	821,200	835,640	965,600
Restricted stock	193,550	184,595	101,000
Performance shares	—	30,000	—
Board of Directors			
Options	127,000	126,000	147,000
	1,141,750	1,176,235	1,213,600
Options and SARs due to recapitalization	1,074,796	—	—
Total share-based awards	2,216,546	1,176,235	1,213,600
Aggregate fair value at grant dates (in millions), excluding additional options and SARs issued due to the recapitalization	$ 22.3	$ 20.9	$ 15.1

As discussed in Note 2, the Company consummated a series of transactions as part of a recapitalization plan in the quarter ended March 31, 2007. The payment of a special dividend is a recapitalization or adjustment event under the Company's share-based award programs. As such, it was necessary to adjust the number of common shares subject to stock options and SARs outstanding at the time of the dividend, as well as the price at which such awards may be exercised. The adjustments to the outstanding awards resulted in an increase in the number of common shares subject to outstanding stock options and SAR awards in an aggregate amount of 1.1 million common shares. The methodology used to adjust the awards was consistent with Internal Revenue Code (IRC) Section 409A and the then proposed regulations promulgated thereunder and IRC Section 424 and the regulations promulgated thereunder, compliance with which was necessary to avoid adverse tax consequences for the holder of an award. Such methodology also resulted in a fair value for the adjusted awards post-dividend equal to that of the unadjusted awards pre-dividend, with the result that there was no additional compensation expense in accordance with the accounting for modifications to awards under SFAS 123(R).

Total share-based compensation and the deferred tax benefit recognized were as follows for the periods indicated (in millions):

	Year Ended September 30,		
	2007	2006	2005
Share-based compensation	$15.5	$15.7	$10.7
Tax benefit recognized	6.2	5.9	3.9

Stock Options/SARs

Aggregate stock option and SARs activity consisted of the following for the year ended September 30, 2007 (options/SARs in millions):

	No. of Options/SARs	WTD. Avg. Exercise Price
Beginning balance	6.2	$26.09
Granted	2.0	$32.33
Exercised	(2.1)	$ 19.17
Forfeited	(0.3)	$35.26
Ending balance	5.8	$26.63
Exercisable	3.4	$20.25

The following summarizes certain information pertaining to stock option and SAR awards outstanding and exercisable at September 30, 2007 (options/SARs in millions):

	Awards Outstanding			Awards Exercisable		
Range of Exercise Price	No. of Options/ SARs	WTD. Avg. Remaining Life	WTD. Avg. Exercise Price	No. of Options/ SARS	Exercise Price	WTD Avg Remaining Life
$11.14 – $14.95	0.8	1.95	$13.66	0.8	$13.66	1.95
$15.03 – $19.82	0.9	3.55	16.84	0.9	16.84	3.55
$20.12 – $28.97	1.6	5.90	23.55	1.6	23.51	5.89
$29.01 – $31.62	0.7	7.20	29.07	—	—	—
$33.25 – $37.48	0.7	8.13	35.77	—	—	—
$38.00 – $39.95	0.8	8.99	38.60	—	—	—
$40.53 – $46.70	0.3	8.92	43.38	0.1	41.66	8.33
	5.8	6.06	$26.63	3.4	$20.25	4.48

The intrinsic value of the stock option and SAR awards outstanding and exercisable at September 30, were as follows (in millions):

	2007
Outstanding	$93.5
Exercisable	76.5

The grant date fair value of stock option awards are estimated using a binomial model and the assumptions in the following table. Expected market price volatility is based on implied volatilities from traded options on Scotts Miracle-Gro's common shares and historical volatility specific to the common shares. Historical data, including demographic factors impacting historical exercise behavior, is used to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life (normally ten years) of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of stock options is based on historical experience and expectations for grants outstanding. The weighted average assumptions for awards granted are as follows for the periods indicated:

	Year Ended September 30,		
	2007	2006	2005
Expected market price volatility	26.3%	23.0%	23.9%
Risk-free interest rates	4.8%	4.4%	3.7%
Expected dividend yield	1.1%	1.2%	0.0%
Expected life of stock options in years	5.83	6.19	6.15
Estimated weighted-average fair value per stock option	$11.42	$12.04	$10.57

Restricted Stock

Restricted stock award activity was as follows:

	No. of Shares	WTD Avg. Grant Date Fair Value per Share
Awards outstanding at September 30, 2006	302,795	$39.26
Granted	193,550	45.69
Vested	(114,665)	35.67
Forfeited	(104,600)	43.23
Awards outstanding at September 30, 2007	277,080	$43.74

As of September 30, 2007, total unrecognized compensation cost related to non-vested share-based awards amounted to $15.4 million. This cost is expected to be recognized over a weighted-average period of 1.8 years. Unearned compensation cost is amortized by grant on the straight-line method over the vesting period with the amortization expense classified as a component of "Selling, general and administrative" expense within the Consolidated Statements of Operations.

The total intrinsic value of stock options exercised was $65.5 million, $23.2 million and $41.7 million during fiscal 2007, fiscal 2006 and fiscal 2005, respectively. The total fair value of restricted stock vested was $5.5 million, $0.4 million and $0.1 million during fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Cash received from the exercise of stock options for fiscal 2007 was $29.2 million. The tax benefit realized from the tax deductions from the exercise of share-based awards and the vesting of restricted stock totaled $25.2 million for fiscal 2007.

NOTE 12. EARNINGS PER COMMON SHARE

The following table (in millions, except per share data) presents information necessary to calculate basic and diluted earnings per common share. Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding plus all potentially dilutive securities. Options to purchase 0.17 million, 0.15 million and 0.4 million common shares for the years ended September 30, 2007, 2006 and 2005, respectively, were not included in the computation of diluted earnings per common share. These options were excluded from the calculation because the exercise price of these options was greater than the average market price of the common shares in the respective periods, and therefore, they were anti-dilutive.

	Year Ended September 30,		
	2007	2006	2005
Income from continuing operations	$113.4	$132.7	$100.4
Income from discontinued operations	–	–	0.2
Net income	$113.4	$132.7	$100.6
BASIC EARNINGS PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	65.2	67.5	66.8
Income from continuing operations	$ 1.74	$ 1.97	$ 1.51
Income from discontinued operations	–	–	–
Net income	$ 1.74	$ 1.97	$ 1.51
DILUTED EARNINGS PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	65.2	67.5	66.8
Potential common shares	1.8	1.9	1.8
Weighted-average number of common shares outstanding and dilutive potential common shares	67.0	69.4	68.6
Income from continuing operations	$ 1.69	$ 1.91	$ 1.47
Income from discontinued operations	–	–	–
Net income	$ 1.69	$ 1.91	$ 1.47

NOTE 13. INCOME TAXES

The provision for income taxes consists of the following (in millions):

	Year Ended September 30,		
	2007	2006	2005
Currently payable:			
Federal	$54.5	$68.3	$ 55.9
State	5.4	6.0	7.0
Foreign	8.5	6.3	8.4
Deferred:			
Federal	6.5	(0.5)	(11.8)
State	(0.6)	1.6	(1.8)
Foreign	0.4	(1.5)	—
	$74.7	$80.2	$ 57.7

The domestic and foreign components of income before taxes are as follows (in millions):

	Year Ended September 30,		
	2007	2006	2005
Domestic	$175.3	$253.6	$170.0
Foreign	12.8	(40.7)	(11.9)
Income before taxes	$188.1	$212.9	$ 158.1

A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes from continuing operations is summarized below (in millions):

	Year Ended September 30,		
	2007	2006	2005
Statutory income tax rate	35.0%	35.0%	35.0%
Effect of goodwill and other permanent differences	4.8	—	—
Effect of foreign operations	(0.5)	(0.5)	0.2
State taxes, net of federal benefit	1.6	2.3	1.8
Change in state NOL and credit carryforwards	(0.2)	0.1	1.9
Other	(1.0)	0.8	(2.4)
Effective income tax rate	39.7%	37.7%	36.5%

The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets are (in millions):

	September 30,	
	2007	2006
Net current deferred tax asset (classified with prepaid and other assets)	$ 69.6	$ 52.6
Net non-current deferred tax liability (classified with other liabilities)	(67.9)	(49.2)
Net deferred tax asset	$ 1.7	$ 3.4

The components of the net deferred tax asset/(liability) are as follows (in millions):

	September 30, 2007	September 30, 2006
DEFERRED TAX ASSETS		
Inventories	$ 12.0	$ 13.0
Accrued liabilities	56.0	39.0
Postretirement benefits	26.5	33.9
Accounts receivable	3.4	3.3
Federal NOL carryovers	0.1	0.1
State NOL carryovers	5.4	4.5
Foreign NOL carryovers	38.6	33.2
Other	19.1	16.4
Gross deferred tax assets	161.1	143.4
Valuation allowance	(41.0)	(35.4)
Deferred tax assets	120.1	108.0
DEFERRED TAX LIABILITIES		
Property, plant and equipment	(38.4)	(44.5)
Intangible assets	(72.5)	(52.1)
Other	(7.5)	(8.0)
Deferred tax liability	(118.4)	(104.6)
Net deferred tax asset	$ 1.7	$ 3.4

Tax benefits relating to state net operating loss carryforwards were $5.4 million and $4.5 million at September 30, 2007 and 2006, respectively. State net operating loss carryforward periods range from 5 to 20 years. Any losses not utilized within a specific state's carryforward period will expire. State net operating loss carryforwards include $2.4 million of tax benefits relating to Smith & Hawken®. As these losses may only be used against income of Smith & Hawken®, and cannot be used to offset income of the consolidated group, a full valuation allowance has been recorded against this tax asset. Tax benefits associated with state tax credits will expire if not utilized and amounted to $0.1 million and $0.3 million at September 30, 2007 and 2006, respectively.

In accordance with APB 23, deferred taxes have not been provided on unremitted earnings approximating $93 million of certain foreign subsidiaries and foreign corporate joint ventures as such earnings have been permanently reinvested. The Company has also elected to treat certain foreign entities as disregarded entities for U.S. tax purposes, which results in their net income or loss being recognized currently in the Company's U.S. tax return. As such, the tax benefit of net operating losses available for foreign statutory tax purposes has already been recognized for U.S. purposes. Accordingly, a full valuation allowance is required on the tax benefit of these net operating losses on global consolidation. Statutory tax benefit of these net operating loss carryovers amounted to $38.6 million and $33.2 million for the fiscal years ended September 30, 2007, and September 30, 2006, respectively. A full valuation allowance has been placed on these assets for worldwide tax purposes.

The American Jobs Creation Act (the "AJCA") provides for a domestic production activities deduction (IRC § 199) calculated as a percentage of qualified income from manufacturing in the United States. The percentage deduction increases from 3% to 9% over a 6-year period that began with the Company's 2006 fiscal year. A FASB staff position provides that this deduction be treated as a special deduction, as opposed to a tax rate reduction, in accordance with SFAS 109. The benefit of this deduction did not have a material impact on the Company's effective tax rate in fiscal 2007 or fiscal 2006.

Management judgment is required in determining tax provisions and evaluating tax positions. Management believes its tax positions and related provisions reflected in the consolidated financial statements are fully supportable and appropriate. We establish reserves for additional income taxes that

may become due if our tax positions are challenged and not sustained. Our tax provision includes the impact of recording reserves and changes thereto. The reserves for additional income taxes are based on management's best estimate of the ultimate resolution of the tax matter. Based on currently available information, we believe that the ultimate outcomes of any challenges to our tax positions will not have a material adverse effect on our financial position, results of operations or cash flows. Our tax provision includes the impact of recording reserves and adjusting existing reserves.

NOTE 14. FINANCIAL INSTRUMENTS

A description of the Company's financial instruments and the methods and assumptions used to estimate their fair values is as follows:

Long-Term Debt

The carrying amounts of borrowings under the revolving credit and term loan facilities are considered to approximate their fair values.

Accounts Receivable Pledged

The carrying amounts of short-term debt associated with accounts receivable pledged under the MARP Agreement are considered to approximately their fair values.

Derivatives and Hedging

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates and commodity prices. To manage the volatility related to these exposures, the Company enters into various financial transactions, which are accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. The utilization of these financial transactions is governed by policies covering acceptable counterpart exposure, instrument types and other hedging practices. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

The Company formally designates and documents qualifying instruments as hedges of underlying exposures at inception. The Company formally assesses, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the fair value or cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. Any ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings. There were no amounts excluded from the assessment of effectiveness for derivatives designated as either fair value or cash flow hedges for the years ended September 30, 2007 and 2006.

Foreign Currency Swap Agreements

The Company uses foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans with foreign subsidiaries that are denominated in U.S. dollars. At September 30, 2007, the notional amount of outstanding contracts was $101.5 million with a fair value of $(1.3) million. The unrealized loss on the contracts approximates the unrealized gain on the intercompany loans recognized by our foreign subsidiaries.

Interest Rate Swap Agreements

At September 30, 2007 and 2006, the Company had outstanding interest rate swaps with major financial institutions that effectively convert a portion of our variable-rate debt to a fixed rate. The objective of the interest rates swaps was to eliminate the variability of cash flows attributable to fluctuations in interest rates. The swap agreements had a total U.S. dollar equivalent notional amount of $720.0 million and $108.2 million at September 30, 2007 and 2006, respectively. Reference should be made to Note 10, Debt for the terms, expiration dates, and rates of the swaps outstanding at September 30, 2007. The Euro and British pound denominated swaps included in the table in Note 10 in

the notional amount of $120.0 million were also outstanding at September 30, 2006. The change in notional amounts for the Euro and British pounds denominated swaps is due to foreign exchange movement. During the next 12 months, $1.1 million of the September 30, 2007 other comprehensive income balance will be reclassified to earnings consistent with the timing of the underlying hedged transactions.

The Company enters into interest rate swap agreements as a means to hedge its variable interest rate exposure on debt instruments. Since the interest rate swaps have been designated as hedging instruments, their fair values are reflected in the Company's Consolidated Balance Sheets. Net amounts to be received or paid under the swap agreements are reflected as adjustments to interest expense. Unrealized gains or losses resulting from adjusting these swaps to fair value are recorded as elements of accumulated other comprehensive income or loss within the Consolidated Balance Sheets. The fair value of the swap agreements was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

Commodity Hedges

The Company has outstanding a strip of collars for approximately 546,000 gallons of fuel at September 30, 2007. The collars are designed to partially mitigate the effect of fluctuating fuel costs on the operating results of the Scotts LawnService® business through December 31, 2007. The collars do not qualify for hedge accounting treatment under SFAS 133, and are being marked-to-market with unrealized gains and losses on open contracts and realized gains or losses on settled contracts recorded as an element of cost of sales. Amounts included in cost of sales relating to these collars at September 30, 2007 and 2006 were not significant.

The Company also has hedging arrangements designed to fix the price of a portion of its urea needs through March 31, 2008. The contracts are designated as hedges of the Company's exposure to future cash flows associated with the cost of urea. The objective of the hedge is to eliminate the variability of cash flows attributable to the risk of change. Unrealized gains or losses in the fair value of these contracts are recorded to the accumulated other comprehensive loss component of shareholders' equity. Gains or losses upon realization remain as a component of accumulated other comprehensive loss until the related inventory is sold. Upon sale of the underlying inventory, the gain or loss is reclassified to cost of sales. The fair value of the 45,000 aggregate tons hedged at September 30, 2007 was $1.0 million. During the next 12 months, $1.0 million of the September 30, 2007 other comprehensive income balance will be reclassified to earnings consistent with the timing of the underlying hedged transactions.

Estimated Fair Values

The estimated fair values of the Company's financial instruments are as follows for the fiscal years ended September 30 (in millions):

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Revolving loans	$469.2	$469.2	$253.8	$253.8
Senior Subordinated Notes	—	—	200.0	194.0
Foreign bank borrowings and term loans	—	—	2.8	2.8
Term loans	558.6	558.6	—	—
Master Accounts Receivable Purchase Agreement	64.4	64.4	—	—
Unrealized gain (loss) on foreign currency swap agreements	(1.3)	(1.3)	0.4	0.4
Unrealized gain (loss) on interest rate swap agreements	(4.1)	(4.1)	1.3	1.3
Unrealized gain (loss) on commodity hedging instruments	1.0	1.0	(0.2)	(0.2)

Certain miscellaneous instruments included in the Company's total debt balances for which fair value determinations are not ascertainable have been excluded from the fair value table above. The excluded items at September 30, 2007 and 2006 (in millions) are as follows:

	2007	2006
Notes due to sellers	$15.1	$15.4
Other	10.5	9.2

NOTE 15. OPERATING LEASES

The Company leases certain property and equipment from third parties under various non-cancelable operating lease agreements. Certain lease agreements contain renewal and purchase options. The lease agreements generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets. Future minimum lease payments for non-cancelable operating leases at September 30, 2007, are as follows (in millions):

2008	$ 37.5
2009	32.7
2010	25.6
2011	22.6
2012	20.4
Thereafter	55.4
Total future minimum lease payments	$194.2

The Company also leases certain vehicles (primarily cars and light trucks) under agreements that are cancelable after the first year, but typically continue on a month-to-month basis until canceled by the Company. The vehicle leases and certain other non-cancelable operating leases contain residual value guarantees that create a contingent obligation on the part of the Company to compensate the lessor if the leased asset cannot be sold for an amount in excess of a specified minimum value at the conclusion of the lease term. If all such vehicle leases had been canceled as of September 30, 2007, the Company's residual value guarantee would have approximated $8.4 million. Other residual value guarantee amounts that apply at the conclusion of the non-cancelable lease term are as follows:

	Amount of Guarantee	Lease Termination Date
Scotts LawnService® vehicles	$15.9 million	2011
Corporate aircraft	15.7 million	2010 and 2012

Rent expense for fiscal 2007, fiscal 2006 and fiscal 2005 totaled $74.9 million, $63.3 million, and $57.9 million, respectively.

NOTE 16. COMMITMENTS

The Company has the following unconditional purchase obligations due during each of the next five fiscal years that have not been recognized on the Consolidated Balance Sheet at September 30, 2007 (in millions):

2008	$292.0
2009	144.8
2010	66.8
2011	45.9
2012	12.2
Thereafter	7.5
	$569.2

Purchase obligations primarily represent outstanding purchase orders for materials used in the Company's manufacturing processes. Purchase obligations also include commitments for warehouse services, grass seed, and out-sourced information services.

NOTE 17. CONTINGENCIES

Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, worker's compensation, property losses and other fiduciary liabilities for which the Company is self-insured or retains a high exposure limit. Self-insurance reserves are established based on loss estimates for specific individual claims plus actuarial estimated amounts for incurred but not reported claims and adverse development factors for existing claims. Legal costs incurred in connection with the resolution of claims, lawsuits and other contingencies generally are expensed as incurred. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by the final resolution of these matters. The following are the more significant of the Company's identified contingencies.

Environmental Matters

In 1997, the Ohio Environmental Protection Agency (the "Ohio EPA") initiated an enforcement action against the Company with respect to alleged surface water violations and inadequate treatment capabilities at the Marysville, Ohio facility and seeking corrective action under the federal Resource Conservation and Recovery Act. The action related to discharges from on-site waste water treatment and several discontinued on-site disposal areas.

Pursuant to a Consent Order entered by the Union County Common Pleas Court in 2002, the Company is actively engaged in restoring the site to eliminate exposure to waste materials from the discontinued on-site disposal areas.

At September 30, 2007, $4.6 million was accrued for environmental and regulatory matters, primarily related to the Marysville facility. Most of the accrued costs are expected to be paid in fiscal 2008; however, payments could be made for a period thereafter. While the amounts accrued are believed to be adequate to cover known environmental exposures based on current facts and estimates of likely outcome, the adequacy of these accruals is based on several significant assumptions:

- that all significant sites that must be remediated have been identified;
- that there are no significant conditions of contamination that are unknown to us; and
- that with respect to the agreed judicial Consent Order in Ohio, the potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions, it could have a material impact on the ultimate outcome of these matters and our results of operations, financial position and cash flows.

During fiscal 2007, fiscal 2006, and fiscal 2005, we expensed approximately $1.5 million, $2.4 million, and $3.7 million, respectively, for environmental matters.

U.S. Horticultural Supply, Inc. (F/K/A E.C. Geiger, Inc.)

On November 5, 2004, U.S. Horticultural Supply, Inc. ("Geiger") filed suit against the Company in the U.S. District Court for the Eastern District of Pennsylvania. This complaint alleges that the Company conspired with another distributor, Griffin Greenhouse Supplies, Inc., to restrain trade in the horticultural products market, in violation of Section 1 of the Sherman Antitrust Act. On June 2, 2006, the Court denied the Company's motion to dismiss the complaint. Fact discovery ended on March 8, 2007. The Company is currently engaged in expert discovery, the deadline for completion of which is December 7, 2007. Geiger's damages expert quantifies Geiger's alleged damages at approximately $3.3 million, which could be trebled under the antitrust laws. The deadline for dispositive motions is January 17, 2008.

The Company continues to vigorously defend against Geiger's claims. The Company believes that Geiger's claims are without merit and that the likelihood of an unfavorable outcome is remote. Therefore, no accrual has been established related to this matter. However, the Company cannot predict the ultimate outcome with certainty. If the above action is determined adversely to the Company, the result could have a material adverse effect on the Company's results of operations, financial position and cash flows. The Company had previously sued and obtained a judgment against Geiger on April 25, 2005, based on Geiger's default on obligations to the Company, and the Company is proceeding to collect that judgment.

Other

The Company has been named a defendant in a number of cases alleging injuries that the lawsuits claim resulted from exposure to asbestos-containing products, apparently based on the Company's historic use of vermiculite in certain of its products. The complaints in these cases are not specific about the plaintiffs' contacts with the Company or its products. The Company in each case is one of numerous defendants and none of the claims seeks damages from the Company alone. The Company believes that the claims against it are without merit and is vigorously defending them. It is not currently possible to reasonably estimate a probable loss, if any, associated with the cases and, accordingly, no accrual or reserves have been recorded in the Company's consolidated financial statements. There can be no assurance that these cases, whether as a result of adverse outcomes or as a result of significant defense costs, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is reviewing agreements and policies that may provide insurance coverage or indemnity as to these claims and is pursuing coverage under some of these agreements and policies, although there can be no assurance of the results of these efforts.

On April 27, 2007, the Company received a proposed Order On Consent from the New York State Department of Environmental Conservation (the "Proposed Order") alleging that during the calendar year 2003, the Company and James Hagedorn, individually and as Chairman of the Board and the Chief Executive Officer of the Company, unlawfully donated to a Port Washington, New York youth sports organization forty bags of Scotts® LawnPro Annual Program Step 3 Insect Control Plus Fertilizer which, while federally registered, was allegedly not registered in the state of New York. The Proposed Order requests penalties totaling $695,000. The Company has made its position clear to the New York State Department of Environmental Conservation and is awaiting a response.

On November 26, 2007, the United States Department of Agriculture issued an administrative complaint alleging that Scotts LLC had violated the Plant Protection Act and the regulations promulgated thereunder, related to the testing of genetically-modified Glyphosate-tolerant creeping bentgrass. Without admitting or denying that it violated the law, on November 26, 2007, Scotts LLC entered into a Consent Decision and Order with the USDA resolving this matter. The Company has agreed to pay a civil penalty of $500,000, which had previously been accrued, and conduct three public workshops.

We are involved in other lawsuits and claims which arise in the normal course of our business. In our opinion, these claims individually and in the aggregate are not expected to result in a material adverse effect on our results of operations, financial position or cash flows.

Former Litigation Impacting Financial Results for Fiscal 2005

AgrEvo Environmental Health, Inc. v. The Scotts Company (Southern District of New York)

The Scotts Company v. Aventis S.A. and Starlink Logistics, Inc. (Southern District of Ohio)

On September 30, 2005, all litigation among the aforementioned companies had been concluded with the Company receiving a payment of approximately $10 million, of which amount $8.9 million is recorded in "Impairment, restructuring and other charges" within the Consolidated Statements of Operations (see Note 5).

Central Garden & Pet Company

The Scotts Company v. Central Garden, Southern District of Ohio

Central Garden v. Scotts & Pharmacia, Northern District of California

All litigation with Central Garden & Pet Company ("Central Garden") has been concluded. On July 15, 2005, the Company received approximately $15 million in satisfaction of the judgment against Central Garden. The Company has recognized the satisfaction of this judgment in its financial results for fiscal 2005 as follows (in millions):

Reversal of reserve against outstanding receivables due from Central Garden. The reserve was initially established through a charge to restructuring and other charges within selling, general and administrative expenses; therefore, the reversal of the reserve has been classified in a like manner. (See Note 5)	$ 7.9
Portion of judgment classified with other income, net	4.1
Total amount included in income from operations	12.0
Portion of judgment applied to unreserved accounts receivable due from Central Garden	3.0
Total judgment	$15.0

All pending litigation brought by Central Garden against the Company has been concluded including the previously pending antitrust case in the Northern District of California in which the Company prevailed.

NOTE 18. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company sells its consumer products to a wide variety of retailers, including mass merchandisers, home centers, independent hardware stores, nurseries, garden outlets, warehouse clubs and local and regional chains. Professional products are sold to commercial nurseries, greenhouses, landscape services, and growers of specialty agriculture crops. Concentrations of accounts receivable at September 30, net of accounts receivable pledged under the terms of the MARP Agreement whereby the purchaser has assumed the risk associated with the debtor's financial inability to pay ($149.5 million and $0 for 2007 and 2006, respectively), were as follows:

	2007	2006
Due from customers geographically located in North America	52%	76%
Applicable to the consumer business	54%	79%
Applicable to Scotts LawnService®, the professional businesses (primarily distributors), Smith & Hawken®, and Morning Song®	46%	21%
Top 3 customers within consumer business as a percent of total consumer accounts receivable	0%	53%

The remainder of the Company's accounts receivable at September 30, 2007 and 2006, were generated from customers located outside of North America, primarily retailers, distributors, nurseries and growers in Europe. No concentrations of customers or individual customers within this group account for more than 10% of the Company's accounts receivable at either balance sheet date.

The Company's three largest customers are reported within the North America segment, and are the only customers that individually represent more than 10% of reported consolidated net sales for each of the last three fiscal years. These three customers accounted for the following percentages of consolidated net sales for the fiscal years ended September 30:

	Largest Customer	2nd Largest Customer	3rd Largest Customer
2007	20.2%	10.9%	10.2%
2006	21.5%	11.2%	10.5%
2005	23.5%	11.9%	9.7%

NOTE 19. OTHER (INCOME) EXPENSE

Other (income) expense consisted of the following for the fiscal years ended September 30 (in millions):

	2007	2006	2005
Royalty income	$ (9.9)	$(6.8)	$(6.5)
Gain from peat transaction	(1.0)	(0.9)	(0.8)
Franchise fees	(0.2)	(0.2)	(0.3)
Foreign currency (gains) losses	(0.2)	(0.7)	2.1
Legal settlement	—	—	(4.0)
Other, net	(0.2)	(0.6)	2.0
Total	$(11.5)	$(9.2)	$ (7.5)

NOTE 20. SEGMENT INFORMATION

The Company is divided into the following segments — North America, International, Scotts LawnService®, and Corporate & Other. This division of reportable segments is consistent with how the segments report to and are managed by senior management of the Company. Certain reclassifications were made to prior period amounts to reflect the inclusion of biotech costs and certain other items in the Corporate & Other segment instead of the North America segment to be consistent with fiscal 2007 reporting.

The North America segment primarily consists of the Lawns, Gardens, Growing Media, Ortho® (Controls), Canada and North American Professional business groups as well as the North American portion of the Roundup® commission. This segment manufactures, markets and sells dry, granular slow-release lawn fertilizers, combination lawn fertilizer and control products, grass seed, spreaders, water-soluble, liquid and continuous-release garden and indoor plant foods, plant care products, potting, garden and lawn soils, mulches and other growing media products, pesticide products, wild bird food, and a full line of horticulture products.

Products are marketed to mass merchandisers, home improvement centers, large hardware chains, warehouse clubs, distributors, nurseries, garden centers and specialty crop growers in the United States, Canada, Latin America, South America, Australia, and Asia/Pacific.

The International segment provides products similar to those described above for the North America segment to retail consumers and professional customers primarily in Europe. The Scotts LawnService® segment provides lawn fertilization, disease and insect control and other related services such as core aeration and tree and shrub fertilization primarily to residential consumers through company-owned branches and franchises. In our larger branches, an exterior barrier pest control service also is offered. The Corporate & Other segment consists of the Smith & Hawken® business and corporate general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table (dollars in millions) presents segment financial information in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". Pursuant to SFAS 131, the presentation of the segment financial information is consistent with the basis used by management (i.e., certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation).

	2007	2006	2005
Net sales:			
North America	$1,988.3	$ 1,914.5	$ 1,668.1
International	469.8	408.5	430.3
Scotts LawnService®	230.5	205.7	159.8
Corporate & Other	184.0	169.2	159.6
Segment total	2,872.6	2,697.9	2,417.8
Roundup® deferred contribution charge	—	—	(45.7)
Roundup® amortization	(0.8)	(0.8)	(2.8)
	$2,871.8	$2,697.1	$2,369.3
Operating income (loss):			
North America	$ 375.4	$ 391.2	$ 355.4
International	35.0	28.5	34.3
Scotts LawnService®	11.3	15.6	13.1
Corporate & Other	(90.5)	(91.0)	(105.7)
Segment total	331.2	344.3	297.1
Roundup® deferred contribution charge	—	—	(45.7)
Roundup® amortization	(0.8)	(0.8)	(2.8)
Amortization	(15.3)	(15.2)	(14.8)
Impairment of intangibles and goodwill	(35.3)	(66.4)	(23.4)
Restructuring and other charges	(2.7)	(9.4)	(9.5)
	$ 277.1	$ 252.5	$ 200.9
Depreciation & amortization			
North America	$ 30.7	$ 30.7	$ 30.9
International	12.0	13.1	11.5
Scotts LawnService®	4.1	3.8	3.9
Corporate & Other	20.7	19.4	20.9
	$ 67.5	$ 67.0	$ 67.2
Capital expenditures:			
North America	$ 26.3	$ 24.8	$ 22.6
International	12.7	11.4	3.5
Scotts LawnService®	3.8	3.0	2.1
Corporate & Other	11.2	17.8	12.2
	$ 54.0	$ 57.0	$ 40.4
Long-lived assets:			
North America	$ 752.2	$ 760.3	
International	259.6	235.0	
Scotts LawnService®	141.1	120.3	
Corporate & Other	94.7	134.8	
	$1,247.6	$1,250.4	
Total assets:			
North America	$1,328.3	$ 1,331.7	
International	531.6	450.9	
Scotts LawnService®	189.2	161.6	
Corporate & Other	228.1	273.4	
	$2,277.2	$2,217.6	

Segment operating income (loss) represents earnings before amortization of intangible assets, interest and taxes, since this is the measure of profitability used by management. Accordingly, the

Corporate & Other operating loss includes unallocated corporate general and administrative expenses and certain other income/expense not allocated to the business segments.

Long-lived assets reported for the Company's operating segments include goodwill and intangible assets as well as property, plant and equipment within each segment. Total assets reported for the Company's operating segments include the intangible assets for the acquired businesses within those segments. Corporate & Other assets primarily include deferred financing and debt issuance costs, corporate intangible assets as well as deferred tax assets and Smith & Hawken® assets.

NOTE 21. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2007 and fiscal 2006 (in millions, except per share data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2007					
Net sales	$271.2	$993.3	$1,098.4	$508.9	$2,871.8
Gross profit	55.3	368.4	422.7	158.1	1,004.5
Net income (loss)	(59.4)	83.4	129.7	(40.3)	113.4
Basic earnings (loss) per common share	$(0.88)	$ 1.26	$ 2.04	$ (0.63)	$ 1.74
Common shares used in basic EPS calculation	67.2	66.1	63.6	63.9	65.2
Diluted earnings (loss) per common share	$(0.88)	$ 1.23	$ 1.98	$ (0.63)	$ 1.69
Common shares and dilutive potential common shares used in diluted EPS calculation	67.2	67.8	65.4	63.9	67.0

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2006					
Net sales	$249.5	$907.5	$1,048.0	$492.1	$2,697.1
Gross profit	53.5	346.4	406.0	150.0	955.9
Net income (loss)	(52.7)	94.8	133.3	(42.7)	132.7
Basic earnings (loss) per common share	$ (0.78)	$ 1.40	$ 1.97	$(0.64)	$ 1.97
Common shares used in basic EPS calculation	68.0	67.5	67.5	66.8	67.5
Diluted earnings (loss) per common share	$ (0.78)	$ 1.36	$ 1.92	$(0.64)	$ 1.91
Common shares and dilutive potential common shares used in diluted EPS calculation	68.0	69.6	69.4	66.8	69.4

Common share equivalents, such as stock awards, are excluded from the diluted loss per share calculation in periods where there is a net loss because their effect is anti-dilutive.

The Company's business is highly seasonal with 70% to 75% of net sales occurring in the second and third fiscal quarters combined.

Unusual items during fiscal 2007 consisted of impairment, restructuring and other charges and charges incurred to execute the Company's recapitalization plan. These items are reflected in the quarterly financial information as follows: second quarter refinancing expense due to the recapitalization plan of $18.3 million, fourth quarter impairment of intangible assets and goodwill of $35.3 million and restructuring and other charges of $2.7 million.

Unusual items during fiscal 2006 consisted of impairment charges, restructuring and other costs, and an insurance recovery. These items are reflected in the quarterly financial information as follows: first quarter restructuring and other charges of $4.7 million and impairment of intangible assets of $1.0 million; second quarter restructuring and other charges of $1.1 million; third quarter restructuring and other charges of $1.1 million; and fourth quarter restructuring and other charges of $2.5 million and impairment of intangible assets of $65.4 million. Also included in the first and second quarters are a $1.0 million and $9.1 million benefit, respectively, from an insurance recovery.

GOVERNANCE DOCUMENTS

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange's Listed Company Manual, the Board of Directors of the Registrant has adopted a Code of Business Conduct and Ethics covering the members of the Registrant's Board of Directors and associates (employees) of the Registrant and its subsidiaries, including, without limitation, the Registrant's principal executive officer, principal financial officer and principal accounting officer. The Registrant intends to disclose the following events, if they occur, on its Internet website located at http://investor.scotts.com within four business days following their occurrence: (A) the date and nature of any amendment to a provision of Scotts Miracle-Gro's Code of Business Conduct and Ethics that (i) applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, (ii) relates to any element of the code of ethics definition enumerated in Item 406(b) of SEC Regulation S-K, and (iii) is not a technical, administrative or other non-substantive amendment; and (B) a description (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver) of any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, that relates to one or more of the elements of the code of ethics definition set forth in Item 406(b) of SEC Regulation S-K.

The text of the Code of Business Conduct and Ethics, the Registrant's Corporate Governance Guidelines, the Audit Committee charter, the Governance and Nominating Committee charter, the Compensation and Organization Committee charter, the Finance Committee charter and the Innovation & Technology Committee charter are posted under the "governance" link on the Registrant's Internet website located at http://investor.scotts.com. Interested persons may also obtain copies of each of these documents without charge by writing to The Scotts Miracle-Gro Company, Attention: Corporate Secretary, 14111 Scottslawn Road, Marysville, Ohio 43041.

Shareholder Information

World Headquarters
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

www.scotts.com

Annual Meeting
The annual meeting of shareholders will be held at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041, on Thursday, January 31, 2008, at 10:00 a.m. (EST).

NYSE Symbol
The common shares of The Scotts Miracle-Gro Company trade on the New York Stock Exchange under the symbol SMG.

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900

Shareholder and Investor Relations Contact
James D. King
Vice President, Investor Relations and Corporate Affairs

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

Dividends
On June 22, 2005, The Scotts Miracle-Gro Company announced that its Board of Directors had approved the establishment of a quarterly cash dividend. The $0.50 per share (adjusted for the 2-for-1 stock split distributed November 9, 2005) annual dividend has been paid in quarterly increments since the fourth quarter of fiscal 2005. In addition, the Company paid a special one-time cash dividend of $8.00 per share on March 5, 2007.

The payment of future dividends, if any, on common shares will be determined by the Board of Directors of The Scotts Miracle-Gro Company in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Future dividend payments are currently restricted to $55 million annually under the Company's existing credit facilities.

Stock Price Performance
See chart at right for stock price performance. The Scotts Miracle-Gro Company common shares have been publicly traded since January 31, 1992.

Shareholders
As of December 3, 2007, there were approximately 37,000 shareholders, including holders of record and The Scotts Miracle-Gro Company's estimate of beneficial holders.

Publications for Shareholders
In addition to this 2007 Annual Report, The Scotts Miracle-Gro Company informs shareholders about the Company through the Form 10-K Report, the Form 10-Q Reports, the Form 8-K Reports and the Notice of Annual Meeting of Shareholders and Proxy Statement.

Copies of any of these documents may be obtained without charge on our Investor Relations Web site at http://investor.scotts.com or by writing to:

The Scotts Miracle-Gro Company
Attention: Investor Relations
14111 Scottslawn Road
Marysville, Ohio 43041

Certifications
The Scotts Miracle-Gro Company has filed the certifications of its chief executive officer and its chief financial officer, required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) under the Securities Exchange Act of 1934, as exhibits to its Annual Report on Form 10-K for the fiscal year ended September 30, 2007.

On February 23, 2007, The Scotts Miracle-Gro Company, submitted to the New York Stock Exchange the annual certification of the chief executive officer required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Stock Price Range*

Fiscal year ended September 30, 2007	High	Low
First Quarter	$54.72	$44.02
Second Quarter	$57.45	$40.57
Third Quarter	$47.30	$42.80
Fourth Quarter	$49.69	$40.60

Fiscal year ended September 30, 2006	High	Low
First Quarter	$48.11	$41.37
Second Quarter	$50.47	$44.94
Third Quarter	$47.50	$39.40
Fourth Quarter	$44.98	$37.22

*Not adjusted for a one-time cash dividend of $8.00 per share distributed March 5, 2007

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
Certain of the statements contained in this 2007 Annual Report, including, but not limited to, information regarding the future financial performance and financial condition of the Company, the plans and objectives of the Company's management, and the Company's assumptions regarding such performance and plans are forward-looking in nature. Actual results could differ materially from the forward-looking information in this 2007 Annual Report, due to a variety of factors. Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward-looking information contained in this 2007 Annual Report is readily available in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007, which is filed with the Securities and Exchange Commission.



Comparison of 5-Year Cumulative Total Return*

Among The Scotts Miracle-Gro Company, The Russell 2000 Index and The S&P Household Products Index



* $100 invested on 9/30/02 in stock or index-including reinvestment of dividends. Fiscal year ending September 30.

THE Scotts Miracle-Gro COMPANY





14111 Scottslawn Road
Marysville, Ohio 43041
937.644.0011

www.scotts.com